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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

                               ----------------

                                  SHOPPING.COM
                           (Name of Subject Company)

                                  SHOPPING.COM
                       (Name of Person Filing Statement)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                               ----------------

                                  82509Q-10-6
                     (Cusip Number of Class of Securities)

                                 FRANK W. DENNY
                      President & Chief Executive Officer
                        2101 E. Coast Hwy, Garden Level
                        Corona del Mar, California 92625
                                 (949) 640-4393

      (Name, Address and Telephone Number of Person Authorized to Receive
        Notice and Communications on Behalf of Person Filing Statement)

                                WITH COPIES TO:

      BARRY D. FALK, ESQ.              MARK V. ASDOURIAN, ESQ.          KENTON J. KING, ESQ.
Jeffers, Wilson, Shaff & Falk, LLP  A Professional Law Corporation     Skadden, Arps, Slate,
    18881 Von Karman Avenue,           5 Park Plaza, Suite 1480         Meagher & Flom, LLP
            Suite 1400                 Irvine, California 92614     525 University Avenue, Suite
                                                                                 220
     Irvine, California 92612               (714) 557-4100          Palo Alto, California 94301
          (949) 660-7700                                                   (650) 470-4500

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

ITEM 1. SECURITY AND SUBJECT COMPANY.

  The name of the subject company is Shopping.com, a California corporation (the "Company"). The address of the principal executive offices of the Company is 2101 East Coast Highway, Garden Level, Corona del Mar, California 92625. The title of the class of equity securities to which this statement relates is the common stock, no par value, of the Company (the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER.

  This statement relates to the cash tender offer (the "Offer") by Compaq Interests, Inc., a Delaware corporation ("Purchaser") and an indirect, wholly-owned subsidiary of Compaq Computer Corporation ("Parent"), a Delaware corporation disclosed in a Tender Offer Statement on Schedule 14D-1, dated January 15, 1999 (the "Schedule 14D-1"), whereby Purchaser has offered to purchase all of the outstanding Shares at a price of $19.00 per Share (such price, or any such higher price as may be paid in the Offer, being referred to herein as the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 15, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which together with any amendments or supplements thereto constitute the "Offer Documents"), each of which is incorporated by reference herein.

  THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER THAT NUMBER OF SHARES (THE "MINIMUM SHARES") WHICH, WHEN ADDED TO THE NUMBER OF SHARES THEN OWNED BY THE PURCHASER, REPRESENTS AT LEAST NINETY PERCENT OF THE SHARES OUTSTANDING ON THE DATE SHARES ARE ACCEPTED FOR PAYMENT (THE "MINIMUM CONDITION").

  The Company has represented and warranted to Purchaser and Parent in the Merger Agreement (as defined below) that, as of January 11, 1999, there were
(i) 8,140,793 Shares issued and outstanding, (ii) 2,743,325 Shares issuable pursuant to the exercise of options and (iii) 4,212,238 Shares issuable pursuant to the exercise of warrants. The Merger Agreement provides, among other things, that prior to the Effective Time or Termination of the Merger Agreement the Company will not, without the prior written consent of Parent, issue any additional Shares (except upon the exercise of outstanding options and warrants). Based on the foregoing, the Company believes that the Minimum Condition will be satisfied if 7,326,714 Shares are validly tendered and not withdrawn prior to expiration of the Offer. Holders of approximately 1,386,475 (approximately 17%) of the outstanding Shares and have agreed to tender their Shares pursuant to the Offer. See "Shareholder Agreement" under Item 3.

  The Offer is being made pursuant to the Merger Agreement and Plan of Merger, dated as of January 11, 1999 (the "Merger Agreement"), by and between Parent and the Company. Pursuant to the Merger Agreement and the California General Corporation Law ("CGCL"), as soon as practicable after the completion of the Offer and satisfaction or waiver if permissible, of all conditions to the Merger, Purchaser will be merged with and into the Company (the "Merger"), and the Company will be the surviving corporation in the Merger and be a wholly-owned subsidiary of the Parent (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each Share then outstanding (other than Shares held by (i) Parent or any subsidiary of Parent, including Purchaser, and (ii) Shares held by Shareholders of the Company who have properly perfected their dissenters rights if any, under CGCL), will be converted into the right to the Offer Price, net to the seller in cash, without interest. The Merger Agreement is incorporated by reference herein and is summarized in Item 3 of this Schedule 14D-9.

  Consummation of the Merger is conditioned upon, among other things, the approval and adoption by the requisite vote of shareholders of the Company of the Merger Agreement, if required by applicable law. Under Section 1110 of the CGCL, if a corporation owns at least 90% of the outstanding shares of each class of a corporation, the corporation holding such stock may merge such corporation into itself, or itself into such corporation, without any action or vote on the part of the board of directors or the shareholders of such other corporation (a "short-form merger"). In the event that Purchaser acquires in the aggregate at least 90% of the outstanding Shares pursuant to the Offer or otherwise, then, at the election of Parent, a short-form merger could be effected without any further approval of the Company's Board of Directors (the "Company Board") or the Company's shareholders.

  Pursuant to the Merger Agreement, following the purchase of Shares in the Offer, Parent has the right to designate directors on the Company Board. See the Company's Information Statement (the "Information Statement") pursuant to
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, which is attached as Annex A hereto and incorporated herein by reference.

  According to the Schedule 14D-1, the principal office of the Parent and Purchaser is located at 20555 State Highway, 249 Houston, Texas 77070.

ITEM 3. IDENTITY AND BACKGROUND.

  (a) The name and address of the Company, which is the person filing this statement, is set forth in Item 1 above. All information contained in this Statement or incorporated herein by reference concerning the Parent, Purchaser or their respective officers, directors, representatives or affiliates, or actions or events with respect to any of them, was provided by the Parent or Purchaser, respectively, and the Company takes no responsibility for such information.

  (b) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and its executive officers, directors or affiliates are described below in Item 6(a) to this Schedule 14D-9 and/or in the Information Statement under the captions "Executive Compensation--Certain Relationships and Related Transactions." In addition, certain members of the Company Board and management have interests in the Offer and the Merger that are in addition to, and not necessarily aligned with, the interests of the other shareholders. These interests are described below in Item 6(a) to this
Schedule 14D-9 and/or in the above referenced sections of the Information Statement. Except as described herein, there are no material contracts, agreements, arrangements or understandings between the Company or its affiliates and the Parent, Purchaser or any of their respective executive officers, directors or affiliates.

MERGER AGREEMENT

  The following is a summary of the material terms of the Merger Agreement. This summary is not a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as an exhibit to this Schedule 14D-9 and is incorporated herein by reference. Capitalized terms used but not defined herein shall have the meaning given to them in the Merger Agreement.

  The Offer. The Merger Agreement provides that the Purchaser will commence the Offer as promptly as practicable, but in no event later than five business days after the initial public announcement of the Purchaser's intention to commence the Offer and that, upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer, the Purchaser will purchase all Shares validly tendered and not withdrawn pursuant to the Offer. The Merger Agreement further provides that, except as described below, without the written consent of the Company, the Purchaser will not (i) decrease the Offer Price or decrease the number of Shares sought (except as set forth below), (ii) amend or waive the Minimum Conditions, or (iii) amend any other term of the Offer in any manner adverse to an holders of Shares without the written consent of the Company; provided, however that in the event that any condition to the Offer is not satisfied by 12:00 Midnight, New York time, on Friday, February 12, 1999, the date on which the Offer is scheduled to expire (the "Initial Expiration Date"), the Purchaser may, from time to time, in its sole discretion, extend the expiration date.


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

  Pursuant to the terms of the Merger Agreement, the Purchaser may increase the amount it offers to pay per share in the Offer, and the Offer may be extended to the extent required by law in connection with such increase, in each case, without the consent of the Company.

  In the event the Minimum Condition is not satisfied on the Initial Expiration Date, the Purchaser may either (i) extend the Offer, or (ii) amend the Offer to provide that, in the event (a) the Minimum Condition is not satisfied at the next scheduled expiration date of the Offer (without giving pro forma effect to the potential issuance of any Shares issuable upon exercise of the Stock Option Agreement (as described below)) and (b) the number of Shares tendered pursuant to the Offer and not withdrawn as of such next scheduled expiration date is more than 50% of the then outstanding Shares, the Purchaser shall waive the Minimum Condition and amend the Offer to reduce the number of Shares subject to the Offer to a number of Shares equal to a number of Shares that when added to the Shares then owned by the Purchaser will equal 49.9999% of the Shares then outstanding (the "Revised Minimum Number") and, if a greater number of Shares is tendered into the Offer and not withdrawn, purchase, on a pro rata basis, the Revised Minimum Number of Shares (it being understood that the Purchaser may, but will not in any event be required to remove, accept for payment, or pay for, any Shares if less than the Revised Minimum Number of Shares are tendered pursuant to the Offer and not withdrawn at the applicable expiration date). Notwithstanding any other provisions of the Merger Agreement, in the event that the Purchaser purchases a number of Shares equal to the Revised Minimum Number, without the prior written consent of the Purchaser prior to the termination of the Merger Agreement, the Company will take no action whatsoever to increase the number of Shares owned by the Purchaser in excess of the Revised Minimum Number.

  The Purchaser will, on the terms and subject to the prior satisfaction or waiver of the conditions to the Offer, accept for payment and pay for Shares tendered as soon as legally permitted to do so under applicable law.

  Conditions to the Offer. Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of ) the Purchaser's right to extend and amend the Offer at any time in its sole discretion (subject to the provisions of the Merger Agreement), Purchaser is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and may terminate or amend the Offer as to any Shares not then paid for, if (i) the Minimum Condition has not been satisfied (without giving pro forma effect to the potential issuance of any Shares issuable under the Option Agreement), (ii) any applicable waiting period under the HSR Act has not expired or terminated prior to termination of the Offer, or (iii) at any time on or after the date of the Merger Agreement and before the time of payment for any such Shares, any of the following events shall have occurred:

  (a) there shall be threatened or pending any suit, action or proceeding by any Governmental Entity (i) seeking to prohibit or impose any material limitations on Parent's or Purchaser's ownership or operation (or that of any of their respective Subsidiaries or Affiliates) of all or a material portion of their or the Company's businesses or assets, or to compel Parent or Purchaser or their respective Subsidiaries and Affiliates to dispose of or hold separate any material portion of the business or assets of the Company or Parent and their respective Subsidiaries, in each case taken as a whole, (ii) challenging the acquisition by Parent or Purchaser of any Shares under the Offer or pursuant to the Stock Option Agreement or the Shareholders Agreement, seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement, the Stock Option Agreement or the Shareholder Agreements, or seeking to obtain from the Company, Parent or Purchaser any damages that are material in relation to the Company taken as a whole, (iii) seeking to impose material limitations on the ability of Purchaser, or rendering Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer and the Merger, (iv) seeking to impose material limitations on the ability of Purchaser or Parent effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the the Offer or the Merger, or to perform any of their obligations under the Merger Agreement or the Stock Option Agreement; or

  (b) there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger or any other action shall be taken by any Governmental Entity (as defined in the Merger Agreement) other than the applications to the Offer or the Merger applicable waiting periods under the HSR Act that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above

  (c) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange or in the NASDAQ National Market System, for a period in excess of three hours (excluding suspensions or limitations resulting solely from physical damage or interference with such exchanges not related to market conditions), (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (iii) a commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, (iv) any limitation (whether or not mandatory) by any United States governmental authority on the extension of credit by banks or other financial institutions, (v) any decline in either the Dow Jones Industrial Average or the Standard & Poor's Index of 500 Industrial Companies by an amount in excess of 15% measured from the close of business on the date of the Merger Agreement, (vi) a change in general financial bank or capital market conditions which materially or adversely affects the ability of financial institutions in the United States to extend credit or syndicate loans, or (vii) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

  (d) there shall have occurred any material adverse change (or any development that, insofar as reasonably can be foreseen, is reasonably likely to result in any material adverse change) in the consolidated financial condition, businesses, operations, properties (including intangible properties), results of operations, assets or prospects of the Company, or in the ability of the Company to consummate the Offer or the Merger, or to perform any of their obligations under the Merger Agreement or the Stock Option Agreement; or

  (e) the Company Board or any Committee thereof shall have (i) withdrawn, modified or changed in any manner adverse to Parent or Purchaser its approval or recommendation of the Merger Agreement, the Offer or the Merger, (ii) recommended or approved the acceptance of an Acquisition Proposal from, or similar business combination with, a person or entity other than Parent, Purchaser or any of their respective affiliates,
      (iii) shall have executed an agreement in principle or definitive agreement relating to an Acquisition Proposal from, or similar business combination with, a person or entity other than Parent, Purchaser or their Affiliates, (iv) shall have exercised its rights under the Merger Agreement with respect to an Acquisition Proposal, and, directly or through its representatives, continued discussions with any third party concerning an Acquisition Proposal for more than ten business days after the date of receipt of such Acquisition Proposal; or (v) resolved to do any of the foregoing; or

  (f) any of the representations and warranties of the Company set forth in the Merger Agreement that are qualified as to materiality shall not be true and correct and any such representations and warranties that are not so qualified shall not be true and correct in any material respect, in each case as of the date of the Merger Agreement and as of the scheduled expiration of the Offer; or

  (g) the Company shall have failed to perform in all material respects any material obligations or to comply in any material respect with any material agreement or covenant of the Company to be performed or compiled with by it under the Merger Agreement; or

  (h) all consents necessary to the consummation of the Tender Offer or the Merger including, without limitation, consents from parties to loans, contracts, leases or other agreements, and consents from governmental agencies, whether federal, state or local, shall not have been obtained, other than consents the failure to obtain which would not have a material adverse effect on the Company; or

  (i) the Merger Agreement shall have been terminated in accordance with its terms.

                                       4
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     Company's shareholders, or (v) which otherwise is reasonably likely to have a material adverse affect on the financial condition, businesses, operations, properties (including intangible properties), results of operations, assets or prospects of the Company, or on the ability of the Company to consummate which in the sole judgment of Parent or Purchaser, in any such case, and regardless of the circumstances (including any action or inaction by Parent or Purchaser) giving rise to such condition makes it inadvisable to proceed with the Offer and/or with such acceptance for payment of or payment for Shares.

  The foregoing conditions (other than the Minimum Condition) are for the sole benefit of the Parent and Purchaser and, subject to the Merger Agreement, may be waived by Parent or Purchaser, in whole or in part, at any time and from time to time, in the sole discretion of Parent or Purchaser; provided that, without the express written consent of the Company, neither Parent nor Purchaser may waive the Minimum Condition.

  The Merger. Pursuant to the Merger Agreement, as soon as practicable after the completion of the Offer and satisfaction or waiver, if permissible, of all conditions, Purchaser will be merged with and into the Company and the Company will be the Surviving Corporation in the Merger and the separate corporate existence of the Purchaser will cease. At the Effective Time of the Merger, each Share then outstanding (other than Shares held by (i) Parent or any subsidiary of Parent including Purchaser, and (ii) the Company or any subsidiary of the Company) will be converted into the right to receive the Offer Price paid pursuant to the Offer and each issued and outstanding share of any class or series of common stock, par value $.01 per share, of the Purchaser will be converted into one share of Common Stock of the Surviving Corporation.

  Conditions to the Merger. The respective obligations of Parent and the Purchaser, on the one hand, and the Company, on the other hand, to effect the Merger are subject to the satisfaction on or prior to the Closing Date (as defined in the Merger Agreement) of each of the following conditions: (i) the Purchaser shall have purchased or caused to be purchased, the Shares pursuant to the Offer, unless such failure to purchase is a result of a breach of the Purchaser's obligations under the Merger Agreement, (ii) the Merger Agreement shall have been approved and adopted by the requisite vote of the holders of Shares, to the extent required by the Company's Articles of Incorporation and the CGCL, in order to consummate the Merger; (iii) no statute, rule, regulation or order shall have been enacted or promulgated by any United States governmental authority which prohibits the consummation of the Merger, and there shall be no order or injunction of a court of competent jurisdiction in effect preventing the consummation of the Merger and (iv) the applicable waiting period under the HSR Act shall have expired or been terminated.

  Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser with respect to, among other things, corporate organization, capital stock, options or other rights to acquire Shares, authority to enter into the Merger Agreement, required consents, no conflicts between the Merger Agreement and the Articles of Incorporation and Bylaws of the Company or applicable laws or agreements to which the Company or its assets may be subject, financial statements, public filings, conduct of business, employee benefit plans, ERISA, intellectual property, labor and employment matters, compliance with laws, tax matters, litigation, environmental matters, material contracts, brokers' and finders' fees, title to properties, absence of liens, votes required to approve the Merger Agreement, undisclosed liabilities, product liability, disclosures in proxy statement and tender offer documents and the absence of material adverse changes.

  In the Merger Agreement, each of Parent and Purchaser has made customary representations and warranties to the Company with respect to, among other things, corporate organization, authority to enter into the Merger Agreement, required consents, no conflicts between the Merger Agreement and the Certificate of Incorporation, Bylaws and other constituent documents of Parent or Purchaser or laws applicable to Parent and Purchaser or agreements to which Parent or Purchaser are subject, brokers' fees and disclosures in proxy statement and tender offer documents.

  The Company Board. The Merger Agreement provides that: (a)Parent shall be entitled to designate such number of directors, rounded up to the next whole number, of the Company as is equal to the product of the

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total number of directors on such Board of Directors (giving effect to the directors designated by Parent pursuant to this sentence) multiplied by the Board Fraction. The Directors so designated by Parent shall take office immediately after (i) the purchase of and payment for any Shares by Parent or any of its Subsidiaries as a result of which Parent owns beneficially at least that number of shares which satisfies the Minimum Condition or the Revised Minimum Number, as applicable, and (ii) compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, whichever shall occur later. In furtherance thereof, the Company shall, upon request of the Parent, promptly either increase the size of its Board of Directors or secure the resignations of such number of its incumbent directors, or both, as is necessary to enable such designees of Parent to be so elected or appointed to the Company Board of Directors, and the Company shall take all actions available to the Company to cause such designees of Parent to be so elected or appointed at such time. At such time, the Company shall, if requested by Parent, also take all action necessary to cause persons designated by Parent to constitute the same Board Fraction of (i) each committee of the Company Board of Directors and (ii) each committee (or similar body) of each such board.


  (b) The Company shall promptly take all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-l promulgated thereunder in order to fulfill its obligations under Clause (a) above, including mailing to shareholders, concurrently with mailing to shareholders the Schedule 14D-9, the information required by such Section 14(f) and Rule 14f-1 as is necessary to enable Parent's designees to be elected or appointed to the Company Board of Directors immediately after the purchase of and payment for any Shares by Parent or any of its Subsidiaries as a result of which Parent own beneficially at least a majority of then outstanding Shares. Parent or Purchaser will supply the Company all information with respect to either of them and their nominees, officers, directors and Affiliates required to be disclosed by such
Section 14(f) and Rule 14f-1. The provisions are in addition to and shall not limit any rights which Purchaser, Parent or any of their Affiliates may have as a holder or beneficial owner of Shares as a matter of law with respect to the election of directors or otherwise.

  (c) In the event that Parent's designees are elected or appointed to the Company Board of Directors, until the Effective Time, the Company Board of Directors shall have at least two directors who are Independent Directors, provided that, in such event, if the number of Independent Directors shall be reduced below two for any reason whatsoever, any remaining Independent Directors (or Independent Director, if there be only one remaining) shall be entitled to designate persons to fill such vacancies who shall be deemed to be Independent Directors for purposes of the Merger Agreement or, if no Independent Director then remains, the other directors shall designate two persons to fill such vacancies who shall not be shareholders, Affiliates or Associates of Parent or Purchaser, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement. Notwithstanding anything in the Merger Agreement to the contrary, in the event that Parent's designees constitute a majority of the directors on the Company Board of Directors, the affirmative vote of a majority of the Independent Directors shall be required after the acceptance for payment of Shares pursuant to the Offer and prior to the Effective Time, to (a) amend or terminate the Merger Agreement by the Company, (b) exercise or waive any of the Company's rights, benefits or remedies hereunder if such exercise or waiver materially and adversely affects holders of Shares other than Parent or Purchaser, or (c) take any other action under or in connection with the Merger Agreement if such action materially and adversely affects holders of Shares other than Parent or Purchaser; provided, that if there shall be no such directors, such actions may be effected by unanimous vote of the entire Company Board of Directors.

  Shareholders' Meeting; Proxy Statement. Pursuant to the Merger Agreement:
(a) the Company, acting through its Board of Directors, shall, if required by applicable law, or the Company's Articles of Incorporation or bylaws:

      (i) duly call, give notice of, convene and hold a Special Meeting of its shareholders as promptly as practicable following the acceptance for payment and purchase of Shares by Purchaser pursuant to the Offer for the purpose of considering and taking action upon the approval of the Merger and the adoption of the Merger Agreement;

      (ii) prepare and file with the SEC a preliminary proxy or information statement relating to the Merger and the Merger Agreement and use its best efforts to obtain and furnish the information required to be included by the SEC in the Proxy Statement (as hereinafter defined) and, after consultation with Parent, to respond promptly to any comments made by the SEC with respect to the preliminary proxy or information statement and cause a definitive proxy or information statement, including any amendment or supplement thereto to be mailed to its shareholders, provided that no amendment or supplement to such Proxy or information statement will be made by the Company without consultation with Parent and its counsel;

      (iii) include in the Proxy Statement the recommendation of the Board of Directors that shareholders of the Company vote in favor of the approval of the Merger and the adoption of the Merger Agreement;

      (iv) use its best efforts to solicit from holders of Shares proxies in favor of the Merger and shall take all other action necessary or, in the reasonable opinion of Parent, advisable to secure any vote or consent of shareholders required under CGCL to effect the Merger; and

  (b) Parent will provide the Company with the information concerning Parent and Purchaser required to be included in the Proxy Statement. Parent shall vote, or cause to be voted, all of the Shares then owned by it, Purchaser or any of its other Subsidiaries or Affiliates controlled by Parent in favor of the approval of the Merger and the approval and adoption of the Merger Agreement.

The Merger Agreement provides that in the event that Parent or the Purchaser acquires at least 90% of outstanding Shares, pursuant to the Offer or otherwise, Parent, the Purchaser and the Company will, at the request of Parent and subject to the terms of the Merger Agreement, take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of shareholders of the Company, in accordance with Section 1110 of the CGCL.

  Dissenter's Rights. Holders of the Shares do not have dissenters' rights as a result of the Offer. However, if the Merger is consummated, holders of the Shares at the Effective Time by complying with the provisions of Chapter 13 of the CGCL, may have certain rights to dissent and to require the Company to purchase their Shares for cash at "fair market value." In general, holder so Shares will be entitled to exercise dissenters' rights under the CGCL only if the holders of five percent or more of the outstanding Shares properly file demands for payment or if the Shares held by such holders are subject to any restriction on transfer imposed by the Company or any law or regulation ("Restricted Shares"). Accordingly, if any holder of Restricted Shares and, if the holders of five percent or more of the Shares properly file demands for payment, all other such holders who fully comply with all other applicable provisions of Chapter 13 of the CGCL will be entitled to require the Company to purchase their Shares for cash at their fair market value if the Merger is consummated. In addition, if immediately prior to the Effective Time, the Shares are not listed on a national securities exchange or on the list of OTC margin stocks issued by the Federal Reserve Board, holders of Shares may likewise exercise their dissenters's rights as to any or all of their Shares entitled to such rights. If the statutory procedures under the CGCL relating to dissenters' rights were complied with, such rights could lead to a judicial determination of the fair market value of the Shares. The "fair market value" would be determined as of the day before the first announcement of the terms of the Merger, excluding any appreciation or depreciation in consequence of the Merger. The value so determined could be more or less than the Merger Consideration.

  THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING SHAREHOLDERS DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY SHAREHOLDERS DESIRING TO EXERCISE ANY AVAILABLE DISSENTERS' RIGHTS. THE PRESERVATION AND EXERCISE OF DISSENTERS' RIGHTS REQUIRE STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE CGCL.

  The foregoing description of the CGCL, including the description of Chapter 13, is not necessarily complete and is qualified in its entirety by reference to the CGCL.

  Company Options. At the Effective Time, each option by the Company ("Company Option") issued, whether vested or unvested, shall be assumed by Parent (and Parent shall take all action necessary under applicable law, to cause such result or equivalent result without disadvantage to the Company Option holders) and shall thereupon constitute an Option to acquire that number of shares of Parent Common Stock equal to (i) the number of Shares subject to the Company Option immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, rounded down to the nearest whole share, at a price per share of Parent Common Stock equal to (a) the exercise price of the Company Option immediately prior to the Effective Time, divided by (b) the Exchange Ratio, rounded up to the nearest whole cent. Other than as described in the immediately preceding sentence, the Company Options shall be subject to the same terms and conditions as applicable immediately prior to the Effective Time. As soon as reasonably practicable following the Effective Time, Parent shall deliver to each holder of a Company Option, an appropriate notice setting forth the terms of such assumption. With respect to any Company Option that is an incentive stock option (within the meaning of Section 422 of the Code) immediately prior to the Effective Time, such assumption shall, to the extent reasonably practicable, conform to the requirements of Section 424(a) of the Code. Parent shall take all action necessary for the shares of Parent Common Stock to rank pari passu in all respects with all other shares of Parent Common Stock then in issue and to be listed and issuable upon exercise of the Company Options so that such Shares shall be freely tradeable on the New York Stock Exchange. Certain of the Company's officers and directors own Cash-Out Options.

  Except as may be otherwise agreed to by Parent or Purchaser and the Company or as otherwise contemplated or required by the Merger Agreement, the Plan shall terminate as of the Effective Time and the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company shall be deleted as of the Effective Time.

  The Company shall take all necessary actions to provide that as of the Effective Time no holder of Company Options will have any right to receive shares of common stock of the Surviving Corporation upon exercise of any such Company Option.

  Notwithstanding anything in the Merger Agreement to the contrary, a vote of a majority of the Independent Directors shall be required to amend the Merger Agreement in any manner adverse to the holders of Company Options described herein.

  Warrants. As soon as practicable following the date of the Merger Agreement, the Company Board shall take all action necessary to cause each outstanding warrant (each a "Warrant" and collectively "Warrants") governed by Warrant Agreements, to be, at the Effective Time of the Merger, automatically (without any further action of the Company or the holders thereof) canceled in exchange for the right to receive an amount in cash equal to the product of (i) the total number of Shares subject to such Warrant, multiplied by (ii) the excess of the Offer Price over the exercise price per Share subject to such Warrant. If certain consents to have such Warrants accelerated and cashed out pursuant to the terms above are not obtained, the Company has agreed to redeem such Warrants. Certain of the Company's directors have beneficial interests in Warrants.

  Interim Operations of the Company. Pursuant to the Merger Agreement, the Company covenants and agrees that prior to the Effective Time, except (i) as expressly contemplated by the Merger Agreement, (ii) in the ordinary course of business consistent with past practice, or (iii) as agreed in writing by Parent, after the date hereof:

  (a) the business of the Company shall be conducted only in the usual, regular and ordinary course and substantially in the same manner as heretofore conducted, and each of the Company shall use its best efforts to preserve its business organization intact, keep available the services of its current officers and employees and maintain its existing relations with franchisees, customers, suppliers, creditors, business partners and others having business dealings with it, to the end that the goodwill and ongoing business of each of them shall be unimpaired at the Effective Time;

  (b) the Company shall not: (i) amend its articles of incorporation or by-laws or similar organizational documents, (ii) issue, sell, transfer, pledge, dispose of or encumber any shares of any class or series of its capital stock or Voting Debt, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of any class or series of its capital stock or any Voting Debt, other than Shares reserved for issuance on the date hereof pursuant to the exercise of Company Options outstanding on the date hereof, (iii) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to any shares of any class or series of its capital stock; (iv) split, combine or reclassify any shares of any class or series of its stock; or (v) redeem, purchase or otherwise acquire directly or indirectly any shares of any class or series of its capital stock, or any instrument or security which consists of or includes a right to acquire such shares;

  (c) the Company shall not: (i) incur or modify any indebtedness or other liability, other than in the ordinary and usual course of business and consistent with past practice; or (ii) modify, amend or terminate any of its material contracts or waive, release or assign any material rights or claims, except in the ordinary course of business and consistent with past practice;

  (d) the Company shall not: (i) incur or assume any long-term debt, or except in the ordinary course of business, incur or assume any short-term indebtedness in amounts not consistent with past practice;
      (ii) modify the terms of any indebtedness or other liability; (iii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, except as described in the Disclosure Schedule as being in the ordinary course of business and consistent with past practice; (iv) make any loans, advances or capital contributions to, or investments in, any other; or (v) enter into any material commitment or transaction (including, but not limited to, any capital expenditure or purchase, sale or lease of assets or real estate);

  (e) the Company shall not transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any assets other than in the ordinary and usual course of business and consistent with past practice;

  (f) except as otherwise specifically provided in the Merger Agreement or in the Schedule 14D-9, make any change in the compensation payable or to become payable to any of its officers, directors, employees, agents or consultants (other than normal recurring increases in wages to employees who are not officers or directors or Affiliates in the ordinary course of business consistent with past practice) or to Persons providing management services, or enter into or amend any employment, severance, consulting, termination or other agreement or employee benefit plan or make any loans to any of its officers, directors, employees, Affiliates, agents or consultants or make any change in its existing borrowing or lending arrangements for or on behalf of any of such Persons pursuant to an employee benefit plan or otherwise;

  (g) except as otherwise specifically contemplated by the Merger Agreement or by the Schedule 14D-9 or as specifically set forth in the Disclosure Schedule, pay or make any accrual or arrangement for payment of any pension, retirement allowance or other employee benefit pursuant to any existing plan, agreement or arrangement to any officer, director, employee or Affiliate or pay or agree to pay or make any accrual or arrangement for payment to any officers, directors, employees or Affiliates of the Company of any amount relating to unused vacation days, except payments and accruals made in the ordinary course of business consistent with past practice; adopt or pay, grant, issue, accelerate or accrue salary or other payments or benefits pursuant to any pension, profit-sharing, bonus, extra compensation, incentive, deferred compensation, stock purchase, stock option, stock appreciation right, group insurance, severance pay, retirement or other employee benefit plan, agreement or arrangement, or any employment or consulting agreement with or for the benefit of any director, officer, employee, agent or consultant, whether past or present; or amend in any material respect any such existing plan, agreement or arrangement in a manner inconsistent with the foregoing;

  (h) the Company shall not permit any insurance policy naming it as a beneficiary or a loss payable payee to be canceled or terminated without notice to Parent;

  (i) the Company shall not enter into any contract or transaction relating to the purchase of assets other than in the ordinary course of business consistent with prior practices;

  (j) the Company shall not pay, repurchase, discharge or satisfy any of its claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice, of claims, liabilities or obligations reflected or reserved against in, or contemplated by, the consolidated financial statements (or the notes thereto) of the Company;

  (k) the Company will not adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company (other than the Merger);

  (l) the Company will not (i) change any of the accounting methods used by it unless required by GAAP or (ii) make any material election relating to Taxes, change any material election relating to Taxes already made, adopt any material accounting method relating to Taxes, change any material accounting method relating to Taxes unless required by GAAP, enter into any closing agreement relating to Taxes, settle any claim or assessment relating to Taxes or consent to any claim or assessment relating to Taxes or any waiver of the statute of limitations for any such claim or assessment;

  (m) the Company will not take, or agree to commit to take, any action that would or is reasonably likely to result in any of the conditions to the Offer set forth in Annex A or any of the conditions to the Merger set forth in Article VI not being satisfied, or would make any representation or warranty of the Company contained herein inaccurate in any respect at, or as of any time prior to, the Effective Time, or that would materially impair the ability of the Company, Parent, Purchaser or the holders of Shares to consummate the Offer or the Merger in accordance with the terms hereof or materially delay such consummation; and

  (n) the Company will not enter into an agreement, contract, commitment or arrangement to do any of the foregoing, or to authorize, recommend, propose or announce an intention to do any of the foregoing.

  Access to Information; Confidentiality. Pursuant to the Merger Agreement, the Company shall (and shall cause each of its Subsidiaries to) afford to the officers, employees, accountants, counsel, financing sources and other representatives of Parent, full access during the period prior to the Appointment Date, to all its properties, books, contracts, commitments and records and, during such period, the Company shall (and shall cause each of its Subsidiaries to) furnish promptly to the Parent (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws and
(b) all other information concerning its business, properties and personnel as Parent may reasonably request. Access shall include the right to conduct such environmental studies as Parent, in its discretion, shall deem appropriate. After the Appointment Date, the Company shall provide Parent and such persons as Parent shall designate with all such information, at any time as Parent shall request. Until the Appointment Date, unless otherwise required by law or in order to comply with disclosure requirements applicable to the Offer Documents or the Proxy Statement, Parent will hold any such information which is nonpublic in confidence in accordance with the provisions of the Confidentiality Agreement.

  No Solicitation. (a) Neither the Company nor any Affiliate of the Company shall (and the Company shall cause the officers, directors, employees, representatives and agents of the Company, and each Affiliate of the Company, including, but not limited to, investment bankers, attorneys and accountants, not to), directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any Person or group (other than Parent, any of its Affiliates or representatives) concerning any Acquisition Proposal, except that nothing contained in the Merger Agreement shall prohibit the Company or the Company's Board from (i) taking and disclosing to the Company's shareholders a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act, or (ii) making such disclosure to the Company's shareholders as, in the good faith judgment of the Board, after receiving advice from outside counsel, is required under applicable law, provided that the Company may not, except as permitted by the Merger Agreement, withdraw or modify, or propose to withdraw or modify, its position with respect to the Offer or the Merger or approve or recommend, or propose to approve or recommend any Acquisition Proposal, or enter into any agreement with respect to any Acquisition Proposal. Upon execution of the Merger Agreement, the Company immediately ceased any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. Notwithstanding the foregoing, prior to the time of acceptance of Shares for payment pursuant to the Offer, the Company may furnish information concerning its business, properties or assets to any corporation, partnership, person or other entity or group pursuant to appropriate confidentiality agreements, and may negotiate and participate in discussions and negotiations with such entity or group concerning an Acquisition Proposal if:

  (i) such entity or group has on an unsolicited basis submitted a bona fide written proposal to the Company Board of Directors relating to any such transaction which the Board determines in good faith, represents a superior transaction to the Offer and the Merger and which is not subject to the receipt of any necessary financing; and

  (ii) in the opinion of the Company Board of Directors such action is required to discharge the Board's fiduciary duties to the Company's shareholders under applicable law, determined only after receipt of:

    (A) written opinion from the Company's investment banking firm that the Acquisition Proposal is superior, from a financial point of view, to the Offer and the Merger, and

    (B) a written opinion from independent legal counsel to the Company that the failure to provide such information or access or to engage in such discussions or negotiations would cause the Board of Directors to violate its fiduciary duties to the Company's shareholders under applicable law.

Following receipt of an Acquisition Proposal, the Company shall immediately notify Parent of the existence of any proposal, discussion, negotiation or inquiry received by the Company, and the Company will immediately communicate to Parent the terms of any proposal, discussion, negotiation or inquiry which it may receive (and will immediately provide to Parent copies of any written materials received by the Company in connection with such proposal, discussion, negotiation or inquiry) and the identity of the party making such proposal or inquiry or engaging in such discussion or negotiation. The Company will promptly provide to Parent any non-public information concerning the Company provided to any other party which was not previously provided to Parent.

  (b) Except as set forth below in this subsection (b), neither the Company Board of Directors nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or Purchaser, the approval or recommendation by such Board of Directors or any such committee of the Offer, the Merger Agreement or the Merger, (ii) approve or recommend or propose to approve or recommend, any Acquisition Proposal or (iii) enter into any agreement with respect to any Acquisition Proposal. Notwithstanding the foregoing, prior to the time of acceptance for payment of Shares pursuant to the Offer, the Company Board of Directors may withdraw or modify its approval or recommendation of the Offer, the Merger Agreement or the Merger, approve or recommend a Superior Proposal, or enter into an agreement with respect to a Superior Proposal, in each case at any time after the fifth business day following Parent's receipt of written notice from the Company advising Parent that the Board of Directors has received a Superior Proposal which it intends to accept, specifying the material terms and conditions of such Superior Proposal, identifying the person making such Superior Proposal, but only if the Company shall have caused its financial and legal advisors to negotiate with Parent to make such adjustments in the terms and conditions of the Merger Agreement as would enable the Company to proceed with the transactions contemplated herein on such adjusted terms.

  Indemnification. Pursuant to the Merger Agreement, for six years after the Effective Time, the Surviving Corporation (or any successor to the Surviving Corporation) has agreed to indemnify, defend and hold harmless each present and former officer and director of the Company as of the date of the Merger Agreement and each person who became any of the foregoing prior to the Effective Time (each such person an "Indemnified Party") against all losses, claims, damages, liabilities, costs, fees and expenses, including reasonable fees and disbursements of counsel and judgments, fines, losses, claims, liabilities and amounts paid in settlement (provided that any such settlement is effected with the written consent of the Parent or the Surviving Corporation) arising out of actions or omissions occurring at or prior to the Effective Time to the full extent required under applicable California law, the terms of the Company's certificate of incorporation or the by-laws, as in effect at the date of the Merger Agreement; provided that, in the event any claim or claims are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims.

  Parent or the Surviving Corporation have agreed to maintain the Company's existing officers' and directors' liability insurance for a period of not less than three years after the Effective Time; provided, however, that the Parent may substitute therefor policies of substantially equivalent coverage and amounts containing terms no less favorable to such former directors or officers; provided, further, that in no event is the Company required to pay aggregate premiums for insurance under the Merger Agreement in excess of 150% of the aggregate premiums paid by the Company in 1998 on an annualized basis for such purpose; and provided, further, that if the Parent or the Surviving Corporation is unable to obtain the amount of insurance required by the Merger Agreement for such aggregate premium, Parent or the Surviving Corporation shall obtain as much insurance as can be obtained for an annual premium not in excess of 150% of the aggregate premiums paid by the Company in 1998 on an annualized basis for such purpose.

  Termination. Subject to the terms of the Merger Agreement, the Transactions may be terminated or abandoned at any time prior to the Effective Time, whether before or after shareholder approval thereof:

  (a) By the mutual written consent of Parent and the Company;

  (b) By either of the Company or Parent:

    (i) if (A) the Offer shall have expired without any Shares being purchased pursuant thereto, or (B) Purchaser shall not have accepted for payment any Shares pursuant to the Offer by May 15, 1999; provided, however, that the right to terminate the Merger Agreement shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of Purchaser to purchase the Shares pursuant to the Offer on or prior to such date; or

    (ii) if any Governmental Entity shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties hereto shall use their reasonable efforts to lift), which permanently restrains, enjoins or otherwise prohibits the acceptance for payment of, or payment for, Shares pursuant to the Offer or the Merger and such order, decree, ruling or other action shall have become final and non-appealable.

  (c) By the Company:

    (i) if Parent, Purchaser or any of their Affiliates shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer; provided, that the Company may not terminate the Merger Agreement if the Company is at such time in material breach of its obligations under the Merger Agreement;

    (ii) to allow the Company to enter into an agreement with respect to a Superior Proposal which the Board of Directors has determined is more favorable to the Shareholder of the Company that the transactions contemplated hereby, provided the Company has complied with all provisions thereof, including the notice provisions therein, and that the Company makes simultaneous payment to Parent of the Termination Fee, plus any amounts then due as a reimbursement expenses; or

    (iii) if Parent or Purchaser shall have breached in any material respect any of their respective representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach cannot be or has not been cured within 30 days after the giving of written notice by the Company to Parent or Purchaser, as applicable.

  (d) By Parent:

    (i) if, due to an occurrence, not involving a breach by Parent or Purchaser of their obligations hereunder, which makes it impossible to satisfy any of the conditions hereto, Parent, Purchaser, or any of their Affiliates shall have failed to commence the Offer on or prior to the fifth business day following the date of the initial public announcement of the Offer;

    (ii) if, prior to the purchase of Shares by Purchaser pursuant to the Offer, the Company Board of Directors shall have (A) withdrawn, modified or changed in a manner adverse to Parent or Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger, (B) recommended an Acquisition Proposal, (C) executed an agreement in principle or definitive agreement relating to an Acquisition Proposal or similar business combination with a person or entity other than Parent, Purchaser or their Affiliates, or (D) exercised its rights with respect to an Acquisition Proposal, and, directly or through its representatives, continued discussions with any third party concerning an Acquisition Proposal for more than ten business days after the date of receipt of such Acquisition Proposal;

    (iii) if prior to the purchase of Shares pursuant to the Offer, the Company shall have breached any representation, warranty, covenant or other agreement contained in the Merger Agreement which would give rise to the failure of a condition and which cannot be or has not been cured within 30 days after the giving of written notice to the Company; or

    (iv) if the Disclosure Schedule as delivered to Parent pursuant to the terms of the Merger Agreement shall reveal matters or information that are material and adverse to the Company and the Company shall not have disclosed such matters or information to Parent on or prior to the date hereof.

  Effect of Termination. In the event of the termination or abandonment of the Transactions by any party hereto pursuant to the terms of the Merger Agreement, written notice thereof shall forthwith be given to the other party or parties specifying the provision hereof pursuant to which such termination or abandonment of the Transactions is made, and there shall be no liability on the part of the Parent or the Company except (A) for fraud or for breach of the Merger Agreement prior to such termination or abandonment of the Transactions and (B) as set forth in the Merger Agreement regarding confidential information and the fees and expenses associated therewith.

STOCK OPTION AGREEMENT

  The following is a summary of certain provisions of the Stock Option Agreement, dated January 11, 1999 between Parent and the Company. The following summary of the Stock Option Agreement does not purport to be complete and is qualified by reference to the text of the Stock Option Agreement, a copy of which is filed as an exhibit to this Schedule 14D-9 and is incorporated herein by reference.

  Pursuant to the Stock Option Agreement, the Company granted to the Purchaser the Stock Option to purchase the Option Shares at the Option Price, subject to the terms and conditions set forth in the Option Agreement; provided, however, that the Stock Option will not be exercisable if the number of shares subject thereto exceeds the number of authorized shares available for issuance.

  The Stock Option Agreement provides that, subject to the conditions therein and any additional requirements of law, the Stock Option may be exercised by the Purchaser, in whole but not in part, at any one time after the occurrence of a Top-up-Exercise Event (as defined below) and prior to the Termination Date (as defined below). For the purpose of the Stock Option Agreement, a "Top-up-Exercise Event" would occur upon the Purchaser's acceptance for payment pursuant to the Offer of shares of Common Stock constituting more than 50% but less than 90% of the shares of Common Stock then outstanding. The Termination Date shall occur for purposes of the Stock Option Agreement upon the first of any of the following: (i) the Effective Time; (ii) the date which is ten (10) business days after the occurrence of a Top-up Exercise Event; (iii) the termination of the Merger Agreement; and (iv) the date on which the Purchaser waives the Minimum Condition and accepts for payment the Revised Minimum Number of Shares.

  Pursuant to the Stock Option Agreement, the Company granted to Parent an irrevocable option (the "Topping Fee Option") to purchase, at the Offer Price, a number of shares of Common Stock (the "Topping Fee Option Shares") equal to the number of authorized shares of Common Stock available for issuance (as adjusted to reflect certain changes in the Company's capitalization occurring after the date of the Option Agreement). The Topping Fee Option expires on the earliest to occur of: (i) the Effective Time, and (ii) six (6) months after any termination of the Merger Agreement pursuant to Article VII thereof (the "Topping Fee Termination Date"); provided, however, that the Topping Fee Option shall not expire if the Parent has given notice that it wishes to exercise all or any part of the Topping Fee Option prior to the Topping Fee Termination Date.

  The Stock Option Agreement provides that, subject to the conditions therein and any additional requirements of law, the Topping Fee Option may be exercised by the Parent (or its designee), in whole or in part, if on or after the date of the Stock Option Agreement: (a) any corporation, partnership, individual or other entity or "person" (other than Parent or any of its affiliates (a "Third Party"), shall have: (i) commenced a bona fide tender offer or exchange offer for any shares of Common Stock of the Company, the consummation of which would result in "beneficial ownership" (as defined under the Exchange Act) by such Third Party (together with all such Third Party's affiliates and "associates" (as such term is defined in the Exchange Act)) of 15% or more of the then outstanding voting equity of the Company (either on a primary or a fully diluted basis); (ii) acquired beneficial ownership of shares of Common Stock of the Company which, when aggregated with any shares of Company Stock already owned by such Third Party, its affiliates and associates, would result in the aggregate beneficial ownership by such Third Party its affiliates and associates of 15% or more of the then outstanding voting equity of the Company (either on a primary or a fully diluted basis), provided, however, that "Third Party" for purposes of this clause (ii) shall not include any corporation, partnership, person or other entity or group which beneficially owns more than 15% of the outstanding voting equity of the Company (either on a primary or a fully diluted basis) as of the date of the Stock Option Agreement and that does not, after the date thereof, increase such ownership percentage by more than an additional 1% of the outstanding voting equity of the Company (either on a primary or a fully diluted basis);
(iii) solicited "proxies" in a "solicitation" subject to the proxy rules under the Exchange Act or executed any written consent with respect to, or become a "participant" in, any "solicitation" (as such terms are defined in Regulation 14A under the Exchange Act), in each case with respect to the Common Stock of the Company; or (b) any of the events described in Section 7.1(d)(ii) or
(d)(iii) of the Merger Agreement that would allow Parent to terminate the Merger Agreement has occurred (but without the necessity of Parent having terminated the Merger Agreement).

  The Stock Option Agreement provides that the obligation of the Company to deliver Option Shares or Topping Fee Option Shares upon the exercise of the Stock Option or the Topping Fee Option, as the case may be, is subject to the following conditions: (i) all waiting periods, if any, under the HSR Act applicable to the issuance of the Option Shares shall have expired or have been terminated and (ii) there shall be no preliminary or permanent injunction or other final, non-appealable judgment by a court of competent jurisdiction preventing or prohibiting the exercise of the Stock Option or the delivery of the Option Shares in respect of such exercise.

SHAREHOLDER AGREEMENTS

  The following is a summary of the Shareholder Agreements dated January 11, 1999 between Parent and the Shareholders identified in such Shareholder Agreements. The following summary of the Shareholder Agreements does not purport to be complete and is qualified by reference to the text of the Shareholder Agreements, copies of which are filed as Exhibits (c)(2) through
(c)(12) hereto and incorporated by reference.

  As a condition and inducement to Parents and the Purchaser's entering into the Merger Agreement and incurring the liabilities therein, certain shareholders of the Company (each a "Shareholder") who have voting power and dispositive power with respect to an aggregate of 1,386,475 Shares, representing approximately 17% of the Shares outstanding on January 11, 1999, concurrently with the execution and delivery of the Merger Agreement entered into a Shareholder Agreement. The Shareholders are Robert J. McNulty, Cyber Depot, Kipling Isle, Paul Hill, Ed Bradley, Mark Winkler, Kristine Webster, John Markley, Frank Denny, Pat Demicco, and Randy Read each an Affiliate of the Company. Pursuant to the Shareholder Agreement, each of the Shareholders has agreed to validly tender, in accordance with the terms of the Offer promptly, all Shares subject to the Shareholder Agreements. Each Shareholder agreed not to withdraw his Shares so tendered unless the Offer is terminated or expired. Each of the Shareholders had granted Parent and irrevocable proxy with respect to the voting of such Shares in favor of the Merger, which proxy will terminate in the event that the Purchaser waives the Minimum Condition and accepts for payment the Revised Number of Shares.

  Each of the Shareholders has agreed that, prior to the termination of the Shareholder Agreement pursuant to its terms, he will not (i) transfer, or consent to the transfer, of any or all of the Shares; (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of the Shares or any interest therein; (iii) grant any proxy, power of attorney or other authorization in or with respect to the Shares; (iv) deposit the Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Shares or (v) take any other action that would in any way restrict, limit or interfere with the performance of the Shareholder's obligations under the Shareholder Agreement or the Merger Agreement.

  The Shareholder Agreements, and all rights and obligations of the parties thereto, will terminate immediately upon the earlier of (i) six months following the termination of the Merger Agreement in accordance with its terms or (ii) the Effective Time.

  In addition, the Shareholder Agreement with each of Robert McNulty, Mark Winkler, Frank Denny and Pat Demicco provides for certain non-competition and non-disclosure restrictions. Pursuant to these provisions, each such shareholder is prohibited, for a period of eighteen months following the Effective Time, from: (a) engaging in any business or activity competitive in any material manner with the business of retail sales on or through the Internet (the "Business"); (b) meaningfully assisting any business or activity competitive in any material manner with the Business; (c) taking any action with respect to the Business to solicit or divert any business (or potential business) or clients or customers (or potential clients or potential customers) away from Parent or any Affiliate; (d) inducing customers, potential customers, clients, potential clients, suppliers, agents or other persons under contract or otherwise associated or doing business with respect to the Business with Parent or any Affiliate to terminate, reduce or alter any such association or business with respect to the Business with or from Parent or any Affiliate; and (e) knowingly inducing any person in the employment of Parent or any Affiliate in the Business to (i) terminate such employment, (ii) with respect to the Business, interfere with the customers, suppliers, or clients of Parent or any Affiliate in any manner or the business of Parent or any Affiliate in any manner. In addition, each such shareholder agreed not to disclose to any person, or use or otherwise exploit for his or her own benefit or for the benefit of any person, other than Parent and/or its Affiliates, any confidential information or trade secrets (other than any of the foregoing which becomes public information without any breach of the Shareholder Agreement by such shareholder).

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (a) Recommendation of the Company Board.

  On January 11, 1999, the Company Board, (i) unanimously approved the Offer, the Merger, the Merger Agreement and the Stock Option Agreement, (ii) determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the shareholders of the Company, and (iii) recommends that the Shareholders tender their shares pursuant to the Offer.

  (b) Background; Reasons for the Company Board's Recommendation.

  Background. On December 14, 1998, Mr. Harold F. Enright, a Vice President of one of Parent's subsidiaries, contacted Mr. Robert McNulty, former president and chief executive officer of the Company, to inquire as to the Company's interest in discussing a potential alliance . At the meeting of representatives of Parent and the Company held on December 14, 1998, Mr. McNulty and other representatives of the Company apprised representatives of Parent of the Company's business and recent historical performance, including matters relating to the Company's technology, merchant relationships, competitive position in the industry and prospects. Mr. Enright indicated that Parent was reviewing a number of other potential opportunities, but that Parent would consider engaging in further discussions regarding a potential alliance with the Company.

  Concurrently with the foregoing preliminary discussions with the Company, Parent determined to retain a financial adviser to assist Parent's management and board of directors in the analysis of potential strategic opportunities in the electronic commerce industry. Representatives of Parent contacted representatives of Greenhill & Co., LLC ("Greenhill"), which was formally retained as of December 22, 1998. Over the course of the next several days, Greenhill held discussions with Parent to review the opportunities available to Parent.

  On December 20, 1998, following various internal management meetings and discussions with Greenhill, Parent determined to pursue further discussions with the Company. Mr. Ward communicated Parent's decision to further pursue discussions with the Company, and he held a meeting at the Company's offices in Corona Del Mar to further understand the Company's business. On December 21, 1998, following the return of representatives of Parent to their offices in Houston and internal management meetings held on that day, Parent determined to proceed with further due diligence review of the Company. Mr. Ward telephoned Mr. Denny to communicate Parent's intention and to further explore whether there was a basis for a business combination of the two companies. During that telephone conversation, Mr. Denny encouraged representatives of Parent to visit again with Company management at the Company's headquarters in Corona Del Mar to conduct further diligence.

  Over the course of December 22 and 23, 1998, Parent conducted its diligence review of the Company along with representatives of Greenhill, representatives of Skadden, Arps, Slate, Meagher & Flom LLP, legal counsel to Parent and other advisors. During this review, Parent's representatives held discussions with members of the Company's senior management relating to the Company's management and technology, and financial and legal matters. At the conclusion of these meetings, Mr. Ward indicated to Mr. Denny that Parent would contact the Company following the Christmas and New Year's holidays to inform the Company whether Parent would consider proceeding with further discussions regarding a possible acquisition.

  On January 4, 1999, following internal senior management meetings, management of Parent determined to continue its discussions with the Company. On January 6, the board of directors of Parent held a special meeting to review, with the advice and assistance of representatives of Greenhill and other advisors, the proposed acquisition of the Company. Following discussion of the business, technology, management and prospects of the Company, the board of directors of Parent authorized its management to pursue a transaction with the Company within specified parameters. Following the meeting of the board of directors of Parent, Mr. Ward telephoned Mr. Denny to inform him of the board's decision and to pursue further discussions.

  At meetings held on January 9, 1999 and attended by Mr. Ward, representatives of Greenhill and representatives of the Company, the parties discussed general business terms of a possible transaction, including a proposed transaction structure. Mr. Denny informed representatives of Parent that, after having apprised the Company's board of directors of the preliminary discussions with Parent, he had been given authority to proceed with discussion of transaction terms with Parent.

  Following price discussions between the parties, Mr. Ward informed Mr. Denny that Parent was willing to move forward to negotiate a transaction only if definitive agreements between the parties could be executed prior to the open of the business day on Monday, January 11, 1999, and that Parent was willing to proceed with a per share price based on an enterprise value of the Company that Parent determined to be approximately $220 million. Mr. Denny conveyed Parent's proposal to the Company's board of directors, which after deliberation during the evening on January 9, 1999, determined to proceed with the transaction on those terms. Mr. Denny then communicated the board's decision to Mr. Ward.

  Over the course of the day and evening of January 10, 1999 and prior to the opening of business on January 11, 1999, representatives of the parties exchanged drafts of the definitive agreements, discussed and negotiated the terms of the Merger Agreement, the Shareholder Agreements and the Option Agreement.

  In the early morning on January 11, 1999, the Company's board of directors held a special meeting to consider the terms of the Merger Agreement, the Offer, the Merger, the Option Agreement and the transactions contemplated thereby. At that meeting, the Company's board of directors reviewed the terms of the Merger Agreement, the Offer, the Merger, the Option Agreement, and the transactions contemplated thereby with the Company's management, its counsel and the Company's financial advisor, Trautman Kramer & Company ("Trautman Kramer"). At the conclusion of their presentation, representatives of Trautman Kramer delivered their oral opinion (which was subsequently confirmed in writing) to the Company's board of directors that, as of such date, the consideration to be received by the shareholders of the Company pursuant to the Offer and the Merger is fair to such shareholders, from a financial point of view.

  Immediately following the conclusion of the Company's board of directors meeting, the parties executed the Merger Agreement, the Shareholder Agreements and the Option Agreement. Parent and the Company issued a press release announcing the transactions shortly before the opening of the New York Stock Exchange on January 11, 1999.

  Reasons for the Company Board's Recommendation. In approving the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby, and recommending that shareholders accept the Offer and vote for adoption of the Merger Agreement and approval of the transactions contemplated thereby, the Company Board discussed the proposed transaction at several Board meetings and consulted with the Company's legal and financial advisors, as well as the Company's management. The following are material factors considered by the Company Board in rendering its recommendation:

  . The fact that the $19.00 Offer Price represents (i) a premium of approximately 67% over the average closing sale price of $11.406 per Share for the 30 trading days immediately preceding the date (the "Announcement Date") the Company first publicly announced it had executed the Merger Agreement and( ii) a premium of approximately 41% over the closing sale price of $13.188 per Share on January 8, 1999, the last trading day prior to the Announcement Date, each as reported on the NASD OTC Electronic Bulletin Board.

  . The historical market prices and trading activity of the Shares and the Company's historical financial results;

  . The opinion of TKCO (as defined below) to the Company Board dated January 11, 1999 to the effect that, as of such date and based upon and subject to the assumptions made, matters considered and limitations on the review undertaken set forth therein, the consideration to be received by holders of the Shares pursuant to the Offer and the Merger was fair to such holders from a financial point of view; the full text of the opinion of TKCO is attached as Annex B hereto and is incorporated herein by reference and should be read in its entirety;

  . The fact that the Offer provides for a prompt cash tender offer for all Shares, thereby enabling shareholders of the Company to receive cash in exchange for their Shares at the earliest possible time;

  . The likelihood that the Offer and the Merger would be consummated, including the ability of Parent to cause the Purchaser to meet its financial and other obligations of the Offer and the Merger Agreement, as well as the effects on the Company's business, operations and financial condition should it not be possible to consummate the Merger following public announcement that the Merger Agreement had been entered into;

  . The terms and conditions of the Offer and the Merger, the Merger Agreement and the transactions contemplated thereby, which were the product of arm's-length negotiations, including the Parties' representations, warranties and covenants, the conditions to their respective obligations, and the limited ability of Parent and Purchaser to terminate the Offer or the Merger Agreement;

  . A review of the strategic alternatives available to the Company (including continuing the Company's business in its present configuration without significant changes and continuing to raise capital to fund the Company's growth), none of which the Company Board believed to be as favorable to the Company's shareholders as the Offer and the Merger;

  . The provisions of the Merger Agreement relating to potential competing transactions, including the ability of the Company to entertain unsolicited competing bids (provided that the Company Board determines that such is required by its obligations to the Company and its shareholders), to provide information to such competing bidders, to negotiate with such competing bidders, to withdraw its recommendation with respect to the Offer and the Merger, and to terminate the Merger Agreement in favor of a transaction with a competing bidder upon payment of the Termination Fee; and

  . The Company Board's belief that the transactions contemplated by the Merger agreement would offer growth opportunities to the Company's employees.

  The foregoing discussion of the factors considered by the Company Board is not intended to be exhaustive. In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determinations. Rather, the Company Board made its determination based on the total mix of information available to it, and the judgments of individual directors may have been influenced to a greater or lesser degree by differing factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  Pursuant to a letter agreement between the Company and Trautman Kramer & Company Incorporated ("TKCO") dated January 11, 1999, the Company agreed to pay TKCO a fee of $250,000 for rendering its fairness opinion, assuming a successful close of the transaction. In the event that the transaction does not close, the TKCO opinion fee is reduced to $50,000.

  TKCO is a securities firm engaged in securities trading and brokerage activities, as well as providing investment banking and financial advisory services. In the ordinary course of its trading and brokerage activities, TKCO or its affiliates may at any time actively trade or hold the securities of the Company for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities. In addition, TKCO has acted as the Company's investment banker on prior occasions and received fees for those services.

  Except as described herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to shareholders on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) Except as described below in this Item 6(a), no transactions in the Shares have been effected during the past 60 days by the Company, or to the best of the Company's knowledge, by the executive Officers, Directors or Affiliates of the Company. On December 8, 1998, Robert McNulty was granted warrants to purchase 130,000 Shares at an exercise price of $7.00 per Share.

  On September 25, 1998, the Company and Robert J. McNulty amended (the "Amendment") their Termination and Buy-Out Agreement dated June 1, 1998 (the "Agreement"). Pursuant to the Amendment, Mr. McNulty agreed to convert $350,000 due and owing by the Company to him under the Agreement into 255,474 shares of the Company's Common Stock. The applicable conversion rate is $1.37 per share, which represents the closing share price of the Company's Common Stock on September 25, 1998.

  On November 6, 1998, Pat DeMicco, the Company's Executive Vice President-- Merchandising, was granted options to purchase 125,000 shares of the Company's Common Stock at an exercise price of $1.78 per share, which represents the closing share price of the Company's Common Stock on November 6, 1998.

  On November 6, 1998, Kristine Webster, the Company's Senior Vice President and Chief Financial Officer and Secretary, was granted options to purchase 25,000 shares of the Company's Common Stock at an exercise price of $1.78 per share, which represents the closing share price of the Company's Common Stock on November 6, 1998.

  On November 6, 1998, Mark Winkler, the Company's Chief Information and Technology Officer, was granted options to purchase 50,000 shares of the Company's Common Stock at an exercise price of $1.78 per share, which represents the closing share price of the Company's Common Stock on November 6, 1998.

  On November 6, 1998, the Company granted to each of Edward Bradley, John Markley, and Paul Hill, Directors of the Company, an option to purchase 25,000 shares of the Company's Common Stock at an exercise price of $1.78 per share. Mr. Markley was also the Company's Chief Executive Officer and President.

  On November 6, 1998, the Company also granted to Frank Denny, Chairman of the Board, an option to purchase 1,000,000 shares of the Company's Common Stock at an exercise price of $1.78 per share, which represents the closing share price of the Company's Common Stock on November 6, 1998. Subsequently, on January 1, 1999, Mr. Denny became the President, Chief Executive Officer, Secretary and Director of the Company and resigned as Chairman of the Board.

  On November 16, 1998, the Company issued 300,000 warrants in connection with the issuance of 8% Convertible Debentures to purchase shares of the Company's common stock at an exercise price of $2.00 when the Company's common stock was trading at $7.25 per share. The exercise price of these warrants was below market at the time of issuance and will therefore result in additional interest charges of approximately $1,575,000.

  In December 1998 the Company issued 1,790,389 shares of Common Stock pursuant to terms of conversion related to the 8% Convertible Debentures in the principal amount of $2.5 million and accrued interest thereon.

  On December 7, 1998 the Company entered into a Secured Promissory Note (the "Note") in the amount of $2,500,000 which has been received net of related fees and commissions for which the proceeds are being used to fund ongoing operations. The Note is secured by the intellectual property of the Company and certain shares of the Company's Common Stock held by Robert McNulty, the Company's former Chief Executive Officer and founder. The Note carries a 10% interest rate per annum and is due and payable thirty (30) days from the date of the Note; provided however, if within thirty (30) days from the date of this Note, certain conditions are met the Payee would have the right at its option until January 10, 1999 to convert the principal amount of the Note together with all accrued but unpaid interest into preferred stock. The Company issued warrants to purchase 500,000 shares of Common Stock at an exercise price of $7.00 per share in connection with the Secured Promissory Note. The warrants have a term of three years.

  On December 8, 1998 Robert McNulty, the Company's former Chief Executive Officer and founder was issued warrants to purchase 130,000 shares of the Company's common Stock at an exercise price of $8.00 per share, the market price on the date of issuance. The warrants were issued to Robert McNulty, the Company's former CEO and founder who is a consultant to and affiliate of the Company, in consideration for a pledge of Mr. McNulty's stock as security for the $2,500,000 Promissory Note described above.

  Also on December 15, 1998 (the "Date of Issuance"), the Company issued warrants to purchase 490,385 shares of the Company's common stock at an exercise price of $8.375 per share to Swartz Private Equity, LLC ("Swartz") in consideration for Swartz entering into the Equity Line. The warrants expire seven years after the Date of Issuance.

  On December 15, 1998 the Company entered into an Agreement for A Private Equity Line of Common Stock and Warrants pursuant to Regulation D (the "Equity Line"). The commitment amount is $60 million, with an optional $40 million add-on, with Swartz Private Equity, LLC. The Company issued Warrants to

                                                                        ANNEX A

                                 SHOPPING.COM
                      2101 E. COAST HIGHWAY, GARDEN LEVEL
                       CORONA DEL MAR, CALIFORNIA 92625
                                (949) 640-4393

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

  This Information Statement ("Information Statement") is being mailed on or about January 15, 1999, as a part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of shares of common stock, no par value, of the Company (the "Shares"). You are receiving this Information Statement in connection with the possible election of persons designated by Parent to a majority of the seats on the Board of Directors. Pursuant to the Merger Agreement, Parent commenced the Offer on January 15, 1999. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Friday, February 12, 1999, unless the Offer is extended. You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. The information contained in this Information Statement or incorporated by reference herein concerning Parent, Purchaser, or their respective officers, directors, representatives or affiliates or actions or events with respect to any of them, was provided by Parent or Purchaser, and the Company takes no responsibility for such information.

                   GENERAL INFORMATION REGARDING THE COMPANY

General

  The Shares are the only class of voting securities of the Company outstanding. Subject to the requirements hereinbelow provided, every shareholder entitled to vote at any election for Directors shall have the right to cumulate such shareholder's votes and give one candidate a number of votes equal to the number of Directors to be elected multiplied by the number of votes to which the shareholder's shares are entitled, or to distribute the shareholder's votes on the same principle among as many candidates as such shareholder shall think fit. No shareholder shall be entitled to cumulate votes unless the name of the candidate or candidates for whom such votes would be cast has been placed in nomination prior to voting and the shareholder has given notice prior to voting of the shareholder's intention to cumulate the shareholder's votes. If any one shareholder has given such notice, all shareholders may cumulate their votes for candidates in nomination. The candidates receiving the highest number of votes of shares entitled to be voted for them, up to the number of Directors to be elected, shall be elected. As of January 11, 1999, there were 8,140,793 shares outstanding and 2,743,325 shares were reserved for issuance pursuant to outstanding stock options and 4,212,238 shares were reserved for issuance pursuant to outstanding warrants.

Parent's Designees

  The Merger Agreement provides that, upon Parent's acquisition of beneficial ownership of at least 50% of the outstanding Shares pursuant to the Offer, Parent shall be entitled to designate such number of Directors, rounded up to the next whole number, on the Board of Directors as shall give Parent representation on the Board of Directors equal to the product of the total number of Directors on the Board of Directors multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent at such time bears to the total number of Shares then outstanding (the "Parent Designees"), and the Company shall, at such time, promptly take all actions necessary to cause the Parent's Designees to be elected as Directors of the Company, including increasing the size of the Board of Directors or securing the resignations of incumbent directors or both. In the event that the Parent's Designees are elected or appointed to the Company's Board of Directors, until the Effective Time, the Company's Board of Directors shall have at least two directors who held office as of the date of the Merger Agreement (any such Director remaining in office being an "Independent Director"). Following the election or appointment of the Parent's Designees and, prior to the Effective Time, such designees shall abstain from acting upon, and the approval of a majority of the Independent Directors shall be required to (a) amend or terminate the Merger Agreement by the Company, (b) exercise or waive any of the Company's rights, benefits or remedies hereunder if such exercise or waiver materially and adversely affects holders of Shares other than Parent or Purchaser, or (c) take any other action under or in connection with the Merger Agreement if such action materially and adversely affects holders of Shares other than Parent or Purchaser; provided, that if there shall be no such directors, such actions may be effected by unanimous vote of the entire Company Board of Directors.

  The Parent's Designees will be selected by the Parent from among the individuals listed below. Each of the following individuals has consented to serve as a Director of the Company if appointed or elected. None of the following individuals owns any Shares. In addition, none of the following individuals is a Director of, or holds any position with, the Company. The name, age, present principal occupation or employment and five-year employment history of each of the following individuals are set forth below. Each person is a citizen of the United States and the business address of each such person is 20555 State Highway 24, Houston, Texas 77070.

                                                        Present Principal Occupation or
 Name                                    Employment; Material Positions Held During the past Five Years
 ----                 ----------------------------------------------------------------------------------------------------
 Earl L. Mason......  Mr. Mason, age 51, was elected Senior Vice President and Chief Financial Officer of Parent in June
                      1996. Prior to his arrival at Parent, he was Senior Vice President of Inland Steel Industries, Inc.
                      ("ISI") since January 1995. From January 1994 to May 1996, he served as Chief Financial Officer and
                      President of Inland International, Inc. He also served as Vice President of ISI from January 1994 to
                      January 1995, and Vice President, Finance and Principal Financial Officer of ISI from June 1991 to
                      January 1994.
 Rodney W. Schrock..  Mr. Schrock, age 39, was elected Senior Vice President, Consumer Products Group of Parent, in June
                      12998, and was Vice President, Consumer Products Group from January 1998. He joined Parent in 12987 as Director of Compaq Systems Product Marketing and served as Director of Desktop business and
                      Technology from 1993 until 1995. In 1995, he was named Vice President of the Presario PC Division.
 Ronnie Ward........  Mr. Ward, age 50, started as Manager, Product Development and is currently Vice President and
                      General Manager, Enterprise solutions Division.
 Ron Eller..........  Mr. Eller was elected Vice President, Corporate Compensation, Benefits and HR Systems for Parent in
                      March, 1996. Prior to this he served as Director of the same functions from August 1994. Before joining Parent, Mr. Eller was Director of the Southwest Region Compensation and Benefits consulting practice for Price Waterhouse from August 1990 through August 1994.
 Kurt Losert........  Mr. Loser, Age 36, was elected Vice President, Internet Services Division for Parent in January
                      1998. Prior to this position, he served as Vice President, Services and Relationship Marketing from
                      April 1996. Prior to April 1996, he was Director of Corporate Business Development in Advanced
                      Technology and Corporate Development from the fall of 1996. Mr. Losert joined the Parent in April
                      1994 as Director of Strategic Planning.

                       DIRECTORS AND EXECUTIVE OFFICERS

The Current Members of the Board

  The Company's Board of Directors currently consists of five members. The name of the current Directors, their ages as of December 31, 1998 and certain other information about them are set forth below. As indicated above, some of the current Directors may resign effective immediately following the purchase of Shares by the Purchaser pursuant to the Offer.

                               YEAR FIRST      POSITION OF THE COMPANY OR
                               ELECTED A      PRINCIPAL OCCUPATION DURING
NAME OF DIRECTOR           AGE  DIRECTOR          THE PAST FIVE YEARS
----------------           --- --------- -------------------------------------
Frank W. Denny...........   63   1998    Mr. Denny joined the Company in
                                         April, 1998, as its Chairman of the
                                         Board. Mr. Denny was elected
                                         President, Chief Executive Officer,
                                         Treasurer and Secretary, and resigned
                                         as Chairman of the Board of the
                                         Company, effective January 1, 1998.
                                         He is also the President and CEO of
                                         Group InterCom, an international
                                         marketing and consulting group
                                         headquartered in San Antonio, Texas,
                                         and has served in those offices since
                                         1991. Through its United States and
                                         International offices Group InterCom
                                         is engaged in the sale, marketing and
                                         manufacture of general hard lines
                                         retail merchandise. Group InterCom
                                         also is a consulting firm
                                         specializing in retail concept
                                         development and implementation as
                                         well as mergers and acquisitions.
                                         Prior to this time, Mr. Denny was a
                                         founder, Chairman of the Board,
                                         President and CEO of Builders Square,
                                         one of the largest retail home
                                         improvement warehouse operations in
                                         the United States. Prior to Builders
                                         Square, Mr. Denny was President of
                                         W.R. Grace Home Centers, a chain of
                                         home centers operating over 300
                                         stores nationally. Mr. Denny was an
                                         officer of the Home Center Institute
                                         and a charter member of the National
                                         Home Center Congress and Exposition.
                                         He was also founder of the Do It
                                         Yourself Research Institute based in
                                         Indianapolis, Indiana.

John H. Markley..........   58   1998    In June, 1998, Mr. Markley became the
                                         Company's President and Chief
                                         Executive Officer and a member of its
                                         Board of Directors. Mr. Markley
                                         resigned effective December 31, 1998,
                                         as President and Chief Executive
                                         Officer, but remains a Director of
                                         the Company. In June, 1993, Mr.
                                         Markley founded Allwoods Management
                                         Group and is currently a principal of
                                         Allwoods Management Group which
                                         provides management consulting
                                         services to businesses, law firms and
                                         financial institutions including
                                         acquisition analysis, business
                                         planning and financial feasibility
                                         studies. From August, 1989, to
                                         December 31, 1998, Mr. Markley was
                                         the Chairman of the Board and Chief
                                         Executive Officer of Pay-N-Pak, a
                                         corporation and a home improvement
                                         chain with 102 stores in 14 states
                                         which had sales of $500 million but
                                         is currently a non-operating entity
                                         which filed for protection under the
                                         Federal Bankruptcy Code (11 USC) in
                                         1991. From 1985 to 1989, Mr. Markley
                                         was a managing partner and broker at
                                         Re/Max Rivera Realty and Re/Max South
                                         County Realtors which had sales in
                                         residential and commercial real
                                         estate worth $200 million and helped

                         Year First         Position of the Company or
                         Elected a          Principal Occupation During
 Name of Director    Age  Director              the past Five Years
 ----------------    --- ---------- ------------------------------------------
                                    Crown Life Insurance Company. Mr. Hill has
                                    participated as a board member and officer
                                    of many public and private companies in
                                    both the United States and Canada. From
                                    1978 to the present, Mr. Hill has also
                                    been President of Harvard Developments
                                    Limited, a diversified company with
                                    operations in real estate, broadcasting,
                                    manufacturing, oil and gas and insurance.
                                    Mr. Hill received a Bachelor of Science
                                    and Bachelor of Arts degree from
                                    Georgetown University in 1967 and a Master
                                    of Business Administration from the
                                    University of Western Ontario in 1969.
 Edward F. Bradley..  59    1997    Mr. Bradley joined the Company as a member
                                    of its Board of Directors in April, 1997.
                                    From October, 1998, to the present, Mr.
                                    Bradley has been the Chief Executive
                                    Officer of Quicknowledge, Inc., an
                                    internet start-up company. From December,
                                    1996, to October, 1998, Mr. Bradley was
                                    President and Chairman of Cannon
                                    Industries, Inc., ("Cannon") a business
                                    development and venture capital firm.
                                    While at Cannon, Mr. Bradley was appointed
                                    to the Board of Directors of Premium Beef,
                                    Inc., which is the principal owner of
                                    Premium Beef of Nebraska ("PBN"). Cannon
                                    was also an investor in PBN. PBN was
                                    experiencing financial difficulties and
                                    Mr. Bradley agreed to become a manager of
                                    PBN in order to try to improve its
                                    financial situation. PBN was shut down in
                                    May, 1997, after five months of effort to
                                    restructure its business. PBN filed for
                                    bankruptcy in mid-1998. Prior to joining
                                    Cannon Industries, Inc., from January,
                                    1993, to December, 1996, Mr. Bradley was
                                    the Corporate Director of Quality of
                                    Geneva Steel Corp., an integrated steel
                                    manufacturer. From 1985 to January, 1993,
                                    Mr. Bradley carried on a management
                                    consulting business. From October, 1997,
                                    to December, 1998, Mr. Bradley was a
                                    director of Kyzen Corporation, a company
                                    which manufactures and markets chemical
                                    cleaning solutions. Mr. Bradley has also
                                    functioned as a Special Consultant to the
                                    U.S. Environmental Protection Agency in
                                    Washington, D.C. Mr. Bradley received a
                                    Bachelor of Science degree in Civil
                                    Engineering in 1961 and a Master of
                                    Science degree in Civil Engineering in
                                    1964 from the University of Notre Dame,
                                    and is a Registered Professional Engineer.
                                    From 1988 to June, 1996, Mr. Bradley was
                                    an Adjunct Professor in Engineering
                                    Economics at the University of Utah.
 Randolph C. Read...  46    1999    Mr. Read became the Company's Chairman of
                                    the Board on January 1, 1999. Mr. Read
                                    also currently serves as Chairman of the
                                    Board of International Capital Markets
                                    Group, Inc., an investment banking firm.
                                    From 1996 to 1998, Mr. Read was Senior
                                    Vice President, Chief Financial and
                                    Planning Officer of Stone Container
                                    Corporation, an international paper and
                                    packaging manufacturer. From 1990 to 1995,
                                    Mr. Read's primary employment was as
                                    President and Chief Executive Officer of
                                    International Capital Markets Group, Inc.
                                    Mr. Read is a member of the Board of
                                    Directors of Abitibi Consolidated, Inc.,
                                    Venepal, S.A.C.A., Con Pac, Inc., and
                                    Railcar Specialties, Inc., in addition to
                                    other privately held

              Year First              Position of the Company or
 Name of      Elected a              Principal Occupation During
 Director Age  Director                  the past Five Years
 -------- --- ---------- ---------------------------------------------------
                         entities. Mr. Read is a CPA and holds a B.S. degree
                         from Tulane University. Mr. Read also has an MBA
                         degree in finance from the Wharton Graduate School,
                         University of Pennsylvania.

  Each of the Directors has been engaged in the principal occupation(s) described above during the past five (5) years. There are no family relationships among any of the Directors or executive officers of the Company.

Information Concerning the Board

  The Board of Directors held three (3) meetings during the fiscal year ended January 31, 1998. Each director attended at least 75% of the aggregate total meetings of the Board of Directors.

  The Board established in July, 1997 an Audit Committee and a Compensation Committee to act on behalf of the Board and to advise the Board with respect to specific matters. The Board does not have a standing nominating committee or a committee that performs a similar function. The responsibilities of the Audit Committee and the Compensation Committee are as follows:

  Audit Committee. The Committee is currently comprised of Messrs. Hill and Denny. The Committee's principal functions are to confirm the existence of effective accounting and internal control systems and to oversee the entire audit function, both independent and internal. the Committee did not meet during the fiscal year ended January 31, 1998.

  Compensation Committee. The Committee is currently comprised of Messrs. Denny and Bradley. The Committee's principal functions are to study, advise and consult with the Company's management respecting the compensation of officers and other key employees of the Company. The Committee did not meet during the fiscal year ended January 31, 1998.

Compensation of Directors

  Each of the Company's directors in fiscal year ended January 1, 1998, were granted options to purchase 25,000 shares of the Company's Common Stock at an exercise price of $3.00 per share. Two such directors, Bill Gross and Robert McNulty, have since left the board and were replaced by Frank Denny and John Markley.

                     INFORMATION ABOUT EXECUTIVE OFFICERS

Executive Officers

  The following individuals currently serve as executive officers of the
Company:

 Name                               Age Position(s) Held
 ----                               --- ----------------
 Randolph C. Read.................  46  Chairman of the Board
 Frank W. Denny...................  64  President, Chief Executive Officer,
                                        Treasurer and Secretary
 James B. Chamberlain ............  56  Senior Vice President and Chief
                                        Financial Officer
 Pat J. DeMicco...................  33  Executive Vice President--Merchandising
 Mark S. Winkler..................  39  Chief Information & Technology Officer

  Randolph C. Read. For biographical information with respect to Mr. Read, see "The Current Members of the Board" above.

  Frank W. Denny. For biographical information with respect to Mr. Denny, see "The Current Members of the Board" above.

  James B. Chamberlain. Mr. Chamberlain joined the Company in January, 1999, as Senior Vice President and Chief Financial Officer. Mr. Chamberlain was the Senior Vice President of Finance of ETM Entertainment Network from 1996 to 1998. In this position, he was responsible for the strategic planning to accelerate the installation of the company's retail outlets and wrote the business plan to support a successful $33 million private placement offering. Mr. Chamberlain served as the Chief Financial Officer of Edix Corporation from September, 1994, to October, 1996. From 1984 to 1994, Mr. Chamberlain served with the Times Mirror Company in a variety of positions in the corporate division for financial planning. Mr. Chamberlain is a CPA and holds a B.A. degree from the University of California, Berkeley, California. Mr. Chamberlain also has a MBA degree in Finance from the University of Bridgeport, Bridgeport, Connecticut.

  Pat J. DeMicco. Mr. DeMicco joined the Company in December, 1997, as its Senior Vice President of Merchandising and was promoted to Executive Vice President of Merchandising on November 20, 1998. Mr. DeMicco brings to Shopping.com 12 years of retail merchandising experience. From 1989 to November, 1997, Mr. DeMicco held positions of Senior Merchandise and Merchandise Manager at The Home Depot where he was responsible for inventory in excess of one billion dollars and gained extensive knowledge of vendor programs, vendor line assortment mix determination, retail price points, and return on investment goals. Mr. DeMicco's merchandising experience covered both the West Coast and the East Coast and he reported directly to the Executive Senior Vice President. Mr. DeMicco brings a track record of consistently exceeding annual sales forecasts and return on investment goals, the ability to analyze and solve problems in a constantly changing work environment, and a talent for balancing long-range vision with an attention to detail.

  Mark S. Winkler. Mr. Winkler joined the Company in May, 1997, as its Chief Information and Technology Officer. From 1978 to April, 1997, Mr. Winkler founded and served as Chief Executive Officer of Winkler and Associates, a software consulting company which provided consulting services for various companies including Warner Brothers, IBM, Inc.--Broadcast Solutions Division, Pacificare HMO, American Express Company, Los Angeles Times, Air Freight Forwarding Company, Inc., Jefferies & Company, Inc., Alliance Logistics Resources, Inc., Bank of America State Trust Company, TRW, Inc., and Jet Propulsion Laboratory. Mr. Winkler received his Bachelor of Science degree in Computer Science from the University of California, Santa Barbara in 1981.

                            EXECUTIVE COMPENSATION

Summary Compensation Table

  The following table sets forth information concerning the cash and non-cash compensation for the Chief Executive Officer and each employee whose total annual salary and bonus exceeded $100,000 (the "Named Officers").

                                                                     Long-Term
                                    Annual Compensation         Compensation Awards
                               ------------------------------  ---------------------
                        Fiscal                                            Number of
                         Year                                  Restricted Securities
  Name and Principal     End                     Other Annual    Stock    Underlying  All Other
       Position          1/31   Salary   Bonus   Compensation    Awards    Options   Compensation
  ------------------    ------ -------- -------- ------------  ---------- ---------- ------------
Robert McNulty, .......  1997  $ 53,883        0         0             0         0         0
 CEO(1)                  1998   113,801 $104,105   $44,588(2)          0    25,000         0
Mark S. Winkler, ......  1998  $133,177        0         0      $ 75,000         0         0
 Chief Information and
 Technology Officer
Michael Miramontes, ...  1998  $116,200        0   $11,000(4)   $300,000         0         0
 Administration and
 Human Resources(3)

-------
(1) Resigned June 1, 1998.
(2)Includes $14,508 automobile allowance.
(3) Resigned June 12, 1998.
(4) Automobile allowance.

Grants of Stock Options

                                                                       Potential
                                                                      Realizable
                                                                       Value At
                                    Percent                         Assumed Annual
                                   Of Total                         Rates of Stock
                                    Options                              Price
                                    Granted                          Appreciation
                        Number of     to     Exercise               for Option Term
                        Securities Employees Or Base                ---------------
  Name and Principal    Underlying In Fiscal  Price    Expiration
       Position          Options   Year 1998  ($/Sh)      Date        5%      10%
  ------------------    ---------- --------- -------- ------------- ------- -------
Robert McNulty, CEO
 (1)...................   25,000     15.9%     3.00   July 16, 2002 $20,721 $45,788
Mark S. Winkler, ......        0      --        --              --      --      --
 Chief Information and
 Technology Officer                   --        --              --      --      --
Michael Miramontes, ...        0
 Administration and
 Human Resources (2)

-------
(1) Resigned June 1, 1998.
(2) Resigned June 12, 1998.

Options Exercises and Holdings

  The following table sets forth, for each of the Named Officers, certain information concerning the number of shares subject to both exercisable and unexercisable stock options as of the fiscal year ended January 31, 1998. Also reported are values for "in-the-money" options that represent the positive spread between the respective exercise prices of outstanding stock options and the fair market value of the Company's Common Stock as of January 31, 1998. No options were exercised by any Named Officer in fiscal 1998.

                            Number Of Securities              Value Of Unexercised
                           Underlying Unexercised             In-The-Money Options
                         Options At Fiscal Year End          at Fiscal Year End (1)
Name and Principal       --------------------------------   -------------------------
Position                 Exercisable       Unexercisable    Exercisable Unexercisable
------------------       --------------    --------------   ----------- -------------
Robert McNulty, ........           25,000                 0  $293,750          0
 CEO (2)
Mark S. Winkler, .......                0                 0         0          0
 Chief Information and
 Technology Officer
Michael Miramontes, ....                0                 0         0          0
 Administration and
 Human Resources (3)

--------
(1) Market value of underlying securities based on the closing price of the Company's Common Stock on January 30, 1998 (the last trading day of fiscal
    1998) of $14.75 minus the exercise price.
(2) Resigned June 1, 1998.
(3) Resigned June 12, 1998.

Employment Agreements

  The Company has entered into a written employment agreement with Mr. Winkler for one year ending May 20, 1998, which was subsequently renewed for one year pursuant to an automatic renewal provision therein. Under his employment agreement, Mr. Winkler may only be terminated for cause. Mr. Winkler's agreement provides for base annual salary of $200,000.

  The Company entered into a three-year employment agreement with John H. Markley, as President and Chief Executive Officer of the Company, on June 1, 1998. Mr. Markley's employment agreement terminated upon his resignation as President and Chief Executive Officer of the Company effective December 31, 1998. The agreement was to renew for one year terms unless either party terminated the agreement. Either party could have terminated the agreement for cause. Mr. Markley's base compensation was to escalate from $175,110 to $300,040 during the initial three years. Mr. Markley was to also receive an automobile allowance of $1,000 per month and a 12-month housing allowance of $1,500 per month.

  The Company entered into a three-year employment agreement with Howard S. Schwartz, an Executive Vice President of the Company, on August 1, 1998. Mr. Schwartz's employment agreement terminated upon his resignation as Executive Vice President of the Company effective December 4, 1998. The term was to renew year to year unless terminated by either party. Either party could have terminated for cause. Mr. Schwartz's base compensation was to escalate from $140,010 to $219,986 over the three-year base period.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth as of January 11, 1999, certain information with respect to the beneficial ownership of the Company's Common Stock by (i) any person (including any "group" as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) known by the Company to be the beneficial owner of more than 5% of the Company's voting securities, (ii) each director and each nominee for director of the Company,
(iii) each of the executive officers named in the Summary Compensation Table appearing herein, and (iv) all directors and executive officers of the Company as a group.

                                                          Number of Percentage
Name and Address (1)                                       Shares    of Total
--------------------                                      --------- ----------
Robert J. McNulty (2).................................... 1,883,974    21.3%
2401 Bayshore Drive
Newport Beach, California
Mark S. Winkler (3)......................................    75,000       *
27863 Longhill Drive
Rancho Palos Verdes, California
Randolph C. Read (4).....................................    75,000       *
150 N. Michigan Avenue
Chicago, Illinois 60601
James B. Chamberlain (5).................................    25,000       *
12861 View Ridge Road
Santa Ana, California 92705
Paul J. Hill (6).........................................   448,751     5.2%
2000-1874 Scarth Street
Regina, Saskatchewan
Canada
Edward F. Bradley (7)....................................   329,750     4.0%
1515 N. 600 E.
Mapleton, Utah
idealab! (8).............................................   787,500     9.6%
130 West Union Street
Pasadena, CA 91103
Cyber Depot, Inc. (9)....................................   350,000     4.3%
3334 E. Coast Highway, #306
Corona del Mar, CA 92625
John H. Markley (10).....................................   479,750     5.8%
120 Eastlake Drive
Palm Springs, CA 92264
Frank W. Denny (11)...................................... 1,629,750    17.7%
8221 Pimlico
Boerne, Texas
Pat J. DeMicco (12)......................................   178,433     2.2%
4167 Warner Avenue #306
Huntington Harbor, California 92649
All directors and executive officers as a group (eight    3,222,434   34.96%
 persons)................................................

--------
  *  Less than 1% of the total.

 (1) Except as otherwise indicated below, the persons whose names appear in the table above have sole voting and investment power with respect to all shares of stock shown as beneficially owned by them subject to community property laws, where applicable.
 (2) Includes 250,000 shares and options to purchase 100,000 shares of Common Stock of an exercise price of $21.25 per share owned by Cyber Depot, Inc. Mr. McNulty is the principal shareholder of Cyber Depot, Inc. Also included are 1,016,474 shares of Common Stock and warrants to purchase 187,500 shares of Common Stock at an exercise price of $3.00 per share and warrants to purchase 130,000 shares of Common Stock at an exercise price of $7.00 per share, options to purchase 25,000 shares of Common Stock at an exercise price of $3.00 per share, options to purchase 25,000 shares of Common Stock at an exercise price of $14.25 per share and options to purchase 150,000 shares at $16.00 per share held by Mr. McNulty. In addition, Mr. McNulty terminated his voting power for 35,000 shares of Common Stock held by other shareholders which were previously included in Mr. McNulty's beneficial ownership. Mr. McNulty gave voting power for 204,750 shares of Common Stock each to Dough Hay (which was subsequently granted to Frank Denny), Edward Bradley, Paul Hill and John Markley which have been included in Mr. McNulty's beneficial ownership. In addition, Cyber Depot, Inc. gave voting power for 250,000 shares of Common Stock to Frank Denny which have been included in Mr. McNulty's beneficial ownership.
 (3) Includes 25,000 shares of Common Stock and options to purchase 50,000 shares of Common Stock at an exercise price of $1.78 per share.
 (4) Includes options to purchase 10,000 shares of Common Stock at an exercise price of $13.47 per share and options to purchase 65,000 shares at $13.47 per share, which was granted to ICMG Holdings, Inc., a corporation in which Mr. Read is the Chief Executive Officer.
 (5) Includes options of purchase 25,000 shares of Common Stock at an exercise price of $18.59 per share.
 (6) Includes 85,667 shares of Common Stock, warrants to purchase 33,334 shares of Common Stock at an exercise price of $3.00 per share, options to purchase 25,000 shares of Common Stock at an exercise price of $14.25 per share and options to purchase 50,000 shares at $16.00 per share and options to purchase 25,000 shares at an exercise price of $1.78 per share held by Kipling Isle, Ltd., a corporation controlled by Paul J. Hill. Includes an option to purchase 25,000 shares held by Paul J. Hill at $3.00. Includes the proxy for 204,750 granted by Mr. McNulty to by Paul
     J. Hill.
 (7) Includes options to purchase 25,000 shares of Common Stock at an exercise price of $3.00 per share, option to purchase 25,000 shares at $14.25, and option to purchase 50,000 shares at $16.00. Includes the proxy for 204,750 shares granted by Mr. McNulty.
 (8) Includes warrants to purchase 187,500 shares of Common Stock at an exercise price of $3.00 per share. As of March 24, 1998, Bill Gross, a director of Bill Gross' idealab!, ceased to be a director of the Company. Bill Gross individually has an option to purchase 25,000 shares of Common Stock at an exercise price of $3.00 per share and an option to purchase 25,000 shares at $14.25.
 (9) Includes 250,000 shares of Common Stock and options to purchase 100,000 shares at $21.00. Cyber Depot, Inc. gave voting power to 250,000 shares to Frank Denny which have been included in Cyber Depot Inc.'s beneficial ownership.
(10) Includes options to purchase 150,000 shares of Common Stock at an exercise price of $16.00 per share and options to purchase 100,000 shares at $21.00. Includes the proxy for 204,750 granted by Mr. McNulty.
(11) Includes options to purchase 100,000 shares at $16.00, options to purchase 50,000 shares at $21.00, and options to purchase 1,000,000
     shares at $   . Includes the proxy for 250,000 granted by Cyber Depot,
     Inc. Includes the proxy for 204,750 shares granted by Mr. McNulty to Doug Hay which was subsequently granted by Mr. Hay to Frank Denny.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  In April, 1997, in a private placement, the Company sold 500,000 shares of its Series A Preferred Stock at a price of $0.40 per share and 100,000 shares of its Common Stock at $0.02 per share to idealab!, a corporation of which Bill Gross, a former director of the Company, is a director. In connection therewith, idealab! was issued five year warrants to purchase 187,500 shares of Common Stock with an exercise price of $3.00 per share, as well as registration rights providing for one demand and unlimited piggy-back registration rights.

  In May, 1997, the Company sold 66,667 shares of its Series B Preferred Stock in a private placement at a price of $3.00 per share to Kipling Isle, Ltd., a company controlled by Paul J. Hill, a Director of the Company. In connection therewith, Kipling Isle, Ltd. was issued five year warrants to purchase 33,334 shares of Common Stock with an exercise price of $3.00 per share, as well as registration rights providing for one demand and unlimited piggy-back registration rights.

  In May, 1997, the Company sold 100,000 shares of Series B Preferred Stock in a private placement at a price of $3.00 per share to Christopher B. Cannon who controls Cannon Industries, Inc., in which Edward Bradley, a Director of the Company, is an executive officer. Mr. Cannon was issued five year warrants to purchase 50,000 shares of Common Stock with an exercise price of $3.00, as well as registration rights providing for one demand and unlimited piggy-back registration rights.

  In June, 1997, the Company, through idealab!, purchased its domain name, Shopping.com, from Magdalena Yesil. As consideration, Ms. Yesil received 30,000 shares of the common stock of idealab!, 30,000 shares of Common Stock of the Company and $30,000 from the Company.

  In August, 1997, the Company sold 8,333 shares of its Series B Preferred Stock in a private placement at a price of $3.00 per share to Ms. Webster, the Company's Chief Financial Officer and Secretary. In connection therewith, Ms. Webster was issued five year warrants to purchase 4,166 shares of Common Stock with an exercise price of $3.00 per share, as well as registration rights providing for one demand and unlimited piggy-back registration rights.

  On August 19, 1997, Shopping.com signed an agreement with CitySearch, a market innovator in providing community-based online information services for the Web, to provide necessary back office transactions support for CitySearch's new electronic commerce pilot program. According to the agreement, Shopping.com will provide "shopping cart" tools, customer credit authentication and verification, coordination with the merchant that an order has been placed, communication with the customer when the order will be shipped, collection of payment from the user and disbursement of payments to the merchant. CitySearch plans to develop, manage, and monitor the electronic commerce program, select customers for participation in the pilot program, as well as market the program through its Austin CitySearch Web site. The pilot program will be launched in early September and will run for a minimum of two months. In October, 1995, Mr. Gross, a former director of the Company, co-founded City-Search, a web-based city directory which operates in eight cities, and has served on its Board since such time.

  In connection with its underwriting agreement, the Company paid Waldron, the Company's lead underwriter in its initial public offering ("IPO"), commissions and an allowance for expenses in the amount of 10% and 3%, respectively, of the gross proceeds of the IPO and granted Waldron 122,000 warrants to purchase common stock at an exercise price of $14.40 per share. Additionally, the Company had product sales to Waldron of approximately $342,000 during the year ended January 31, 1998.

  During the year ended January 31, 1998, the Company obtained short-term non-interest bearing promissory Notes in the amount of $305,000 from affiliates of Waldron, which were fully repaid subsequent to the IPO.

  The Company made advances to Robert McNulty of approximately $156,000, which were repaid during the year ended January 31, 1998. Approximately $98,000 of such repayments were made by Cyber Depot. In addition, during the year ended January 31, 1998, the Company made advances of $16,000 to Cyber Depot which were fully repaid during the year.

  The Company retained the services of certain consultants, which were also shareholders. Consulting expenses amounted to approximately $50,900 of which $28,390 was unpaid as of April 30, 1998.

  In February, 1998, each of the Company's directors were granted options to purchase 25,000 shares of the Company's Common Stock at an exercise price of $14.25 per share, for a total amount of 125,000 stock options granted. Certain of these options were granted to Kipling Isle, Ltd., a corporation controlled by Mr. Paul J. Hill, a director.

  In April, 1998, Mr. Frank Denny joined the Board of Directors as Chairman of the Board to replace Bill Gross. In May, 1998, Mr. Denny was granted options to purchase 100,000 shares of the Company's Common Stock at an exercise price of $16.00 and 50,000 shares of Common Stock at an exercise price of the closing price of the Company's Common Stock on the effective date of grant ($21.00). The effective date of grant was June 1, 1998.

  On April 1, 1998, the Company entered into a two-year consulting agreement (the "Agreement") with Stilden Co., Inc., a Texas Corporation ("Stilden") to provide general consulting services relating to operation, promotion and financing of the Company. Pursuant to the Agreement, Stilden will receive $7,000 per month (which was increased to $20,000 per month effective November
1998), reimbursement for business expenses and a housing allowance of $1,600 per month for a period of twelve months. Mr. Denny, a director of the Company, is the president, principal shareholder and a director of Stilden. Effective January 1, 1999, this agreement was terminated as Mr. Denny became the Company's President and CEO.

  In May, 1998, Robert McNulty was granted options to purchase 150,000 shares of the Company's Common Stock at an exercise price of $16.00 per share. The effective date of grant was June 1, 1998.

  In May, 1998, Mr. Edward Bradley, a director of the Company, was granted options to purchase 50,000 shares of the Company's Common Stock at an exercise price of $16.00. The effective date of grant was June 1, 1998.

  In May, 1998, Kipling Isle, Ltd., a corporation controlled by Paul J. Hill, a director, was granted options to purchase 50,000 shares of the Company's Common Stock at an exercise price of $16.00. The effective date of grant was June 1, 1998.

  In June, 1998, Mr. John Markley became a director and was named the Company's President and CEO following Mr. Robert McNulty's departure on June 1, 1998. Mr. Markley was granted options to purchase 150,000 shares of the Company's Common Stock at an exercise price of $16.00 and 100,000 shares of Common Stock at an exercise price of the closing price of the Company's Common Stock on the effective date of grant ($21.00). The effective date of grant was June 1, 1998.

  On June 1, 1998, the Company entered into a three-year Consulting Agreement with Cyber Depot (the "Cyber Depot Agreement"). Pursuant to the Cyber Depot Agreement, Cyber Depot will receive $21,500 per month and options to purchase 100,000 shares of the Company's Common Stock at an exercise price equal to the closing market price of the Company's Common Stock on June 1, 1998 ($21.00). Mr. McNulty, a former officer and director of the Company, is the principal shareholder of Cyber Depot.

  On September 25, 1998, the Company and Robert J. McNulty amended (the "Amendment") their Termination and Buy-Out Agreement dated June 1, 1998 (the "Agreement"). Pursuant to the Amendment, Mr. McNulty agreed to convert $350,000 due and owing by the Company to him under the Agreement into 255,474 shares of the Company's Common Stock. The applicable conversion rate is $1.37 per share, which represents the closing share price of the Company's Common Stock on September 25, 1998.

  In November, 1998, Pat DeMicco, the Company's Executive Vice President-- Merchandising, was granted options to purchase 125,000 shares of the Company's Common Stock at an exercise price of $1.78 per share which represents the closing share price of the Company's common stock on November 6, 1998. The effective date of grant was November 6, 1998.

  In November, 1998, Kristine Webster, the Company's Senior Vice President Chief Financial Officer and Secretary, was granted options to purchase 25,000 shares of the Company's Common Stock at an exercise price of $1.78 per share.
The effective date of grant was         , 1998.

  In November, 1998, Mark Winkler, the Company's Chief Information and Technology Officer, was granted options to purchase 50,000 shares of the Company's Common Stock at an exercise price of $1.78 per share. The effective date of grant was November 6, 1998.

  In November, 1998, the Company granted to each of Edward Bradley, John Markley, and Paul Hill, Directors of the Company, an option to purchase 25,000 shares of the Company's Common Stock at an exercise price of $1.72 per share. Mr. Markley was also the Company's Chief Executive Officer and President. The
effective date of grant was           , 1998. The Company also granted to
Frank Denny, the Chairman of the Board and a director of the Company, an option to purchase 1,000,000 shares of the Company's Common Stock at an exercise price of $1.78 per share.

  In January, 1999, Randolph C. Read, the Company's Chairman of the Board, was granted an option to purchase 10,000 shares of the Company's Common Stock at an exercise price of $13.47 per share, which represents the closing price of the Company's Common Stock on the date of grant. The Company also granted to ICMG Holdings, Inc., a company in which Mr. Read is the Chief Executive Officer, an option to purchase 65,000 shares of the Company's Common Stock at an exercise price of $13.47. The effective date of both grants was January 4, 1999.

  In January, 1999, Kristine Webster, the Company's former Senior Vice President, Chief Financial Officer and Secretary was granted options to purchase 12,500 shares of Common Stock at an exercise price of $13.47 per share, which represents the closing price of the Company's Common Stock on January 4, 1999, the effective date of the grant.

  As a result of the issuance of the below-market stock options including those described above and issued during the fiscal year ended January 31, 1998, the Company recorded a compensation change of approximately $2,800,000 during the three months ending July 31, 1998.

  The Company believes that all of the transactions set forth above were made on terms no less favorable to the Company than could have been obtained on an arms-length basis from unaffiliated third parties. The Company has adopted a policy pursuant to which all transactions (including, without limitation, the borrowing of money) between the Company and its officers, directors and affiliates will be on terms no less favorable for the Company than could be obtained on an arms-length basis from unrelated third parties and will be approved by a majority of the independent and disinterested members of the Company's Board of Directors.

Compliance with Section 16(a) of the Securities Exchange Act of 1994

  Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors and persons beneficially owning more than 10% of the outstanding Common Stock of the Company to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than 10% holders of Common Stock are required by the SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

  Based solely on copies of such forms furnished as provided above, or written representations that no forms were required, the Company believes that for the fiscal year ended January 31, 1998, all Section 16(a) filing requirements applicable to its officers, directors and owners of greater than 10% of its Common Stock were complied with.

                                                                        ANNEX B

                           TRAUTMAN KRAMER & COMPANY
                                 INCORPORATED
                               500 FIFTH AVENUE
                           NEW YORK, NEW YORK 10110
               212-575-5500 . 800-895-4800 . FAX . 212-575-6589
                                 www.tkco.com

January 11, 1999

To The Board of Directors
Shopping.com
2101 East Coast Highway
Corona del Mar, CA 92625

  We understand that all of the issued and outstanding common shares of Shopping.com, Inc. ("IBUY, Cowboy Corporation or the "Company") are to be acquired by Compaq Computer, Inc. ("CPQ, Silver Acquisition Corporation or Compaq") for the consideration of not less than $19.00 per share in a all-cash transaction. Compaq will indirectly assume all liabilities, both existing and contingent and existing indebtedness at the close of the transaction, and the Company will become a wholly-owned subsidiary of Compaq.

  You have requested our written opinion (the "Opinion") as to the matters set forth below. This Opinion values the Company on a "take-out value" basis, giving effect to the Company's history, operating plan, infrastructure, existing financial condition and value ascribed to the domain name. For purposes of this Opinion "take-out value" shall be defined as the amount at which the Company would change hands between a willing buyer and a willing seller, each having reasonable knowledge of the relevant facts, neither being under any compulsion to act, in an arm's length transaction under present conditions for the sale of comparable business enterprises, as such conditions can be reasonably evaluated by Trautman Kramer & Company, Incorporated ("TKCO"). We have used the same valuation methodologies in determining take-out value for purposes of rendering this Opinion. The term "existing and contingent liabilities" shall mean the stated amount of all existing and contingent liabilities identified to us and valued by responsible officers of the Company, upon whom we have relied without independent verification; no other contingent liabilities will be considered. No representation is made herein, or directly or indirectly by the Opinion, as to any legal matter or as to sufficiency of said definitions for any purpose other than setting forth the scope of TKCO's Opinion hereunder.

  Notwithstanding the use of the defined terms "take-out value," we have not been engaged to identify prospective purchasers or to ascertain the actual prices at which and terms which the Company can currently be sold, and we know of no such efforts by others.

  Because the sale of any business enterprise involves numerous assumptions and uncertainties, not all of which can be quantified or ascertained prior to engaging in an actual selling effort, we express no opinion as to whether the Company would actually be sold for the amount we believe to be its fair value and present fair saleable value.

  Pursuant to the terms of an engagement letter dated January 11, 1999 by and between the Company and TKCO, the Company has agreed to compensate TKCO a $250,000 fee for rendering its opinion assuming a successful close to the transaction. In the event that the transaction does not occur, the fee will be reduced to $50,000. In addition, TKCO has acted as the Company's investment banker on prior occasions and received fees for those services.

  In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1. Reviewed the Company's audited financial statements for the fiscal years ended January 31, 1997 and 1998.

2. Reviewed certain Company interim financial information and interim projections for the 9 months ended October 30, 1998, which the Company's management has identified as the most current information available.

3. Reviewed the Company's most-recent Business Plan for its Internet retailing business and on-line auction site;

4. Held discussions with management of the Company to discuss the condition, future prospects, and projected operations and performance of the Company;

5. Reviewed the Company's financial projections dated July, 1998 for the fiscal years ended January 31, 1999 through 2002.

6. Reviewed the historical market prices and trading volume for the Company's publicly traded securities;

7. Reviewed other publicly available financial data for the Company and certain companies that we deem comparable to the Company, and other economic and financial matters related to the Company's business operation.

8. Conducted such other studies, analyses and investigations as we have deemed appropriate.

  We have relied upon and assumed, without independent verification, that the financial forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the Company, and that there has been no material adverse change in the assets, financial condition, business or prospects of the Company since the date of the most recent interim financial statement made available to us.

  We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Company and do not assume any responsibility to it or for it. We have not made any physical inspection or independent appraisal of any of the properties or assets of the Company. Our opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter.

  Our analysis was performed at the request and solely for the benefit of the Board of Directors, and not to offer or provide advice to any other party. Our conclusion in connection therewith does not constitute a recommendation that any stockholder of IBUY vote to approve, ratify, disapprove or abstain from voting in connection with any action considered by the stockholders. Based upon and subject to the foregoing, it is our opinion that as of the date hereof, the Merger consideration to be received by common stockholders of IBUY in the transaction is fair, from a financial point of view, to the common stockholders of IBUY.

  Based on the foregoing, and in reliance thereon, it is our opinion as of the date of this letter that, assuming the Transaction is consummated as proposed, immediately after and giving effect to the Transaction:

  (a) the take-out value of the Company's operating business and its tangible and intangible assets approximates the value of the consideration now being offered by Compaq in the proposed transaction.

  This Opinion is furnished solely for your benefit and may not be relied upon by any other person without our express, prior written consent. This Opinion is delivered to each recipient subject to the conditions, scope of engagement, limitations and understandings set forth in this Opinion and our engagement letter dated January 11, 1999, and subject to the understanding that the obligations of TKCO in the Transaction are solely corporate obligations, and no officer, director, employee, agent, shareholder or controlling person of TKCO shall be subjected to any personal liability whatsoever to any person, nor will any such claim be asserted by or on behalf of you or your affiliates.

TRAUTMAN KRAMER & COMPANY, INCORPORATED

/s/ Gregory O. Trautman
-------------------------
Gregory O. Trautman, CFA
President

                                 EXHIBIT INDEX

 EXHIBIT
   NO.
 -------
 (a)(1)  Offer to Purchase (incorporated by reference to Exhibit (a)(1) to the
         Tender Offer Statement on Schedule 14D-1, filed with the Commission by
         Parent and Purchaser on January 15, 1999). *
 (a)(2)  Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to the Tender Offer Statement on Schedule 14D-1, filed with the
         Commission by Parent and Purchaser on January 15, 1999). *
 (a)(3)  Letter for use by Brokers, Dealers, Commercial Banks, Trust Companies
         and Other Nominees (incorporated by reference to Exhibit (a)(3) to the
         Tender Offer Statement on Schedule 14D-1, filed with the Commission by
         Parent and Purchaser on January 15, 1999).
 (a)(4)  Letter to Clients (incorporated by reference to Exhibit (a)(4) to the
         Tender Offer Statement on Schedule 14D-1, filed with the Commission by
         Parent and Purchaser on January 15, 1999). *
 (a)(5)  Notice of Guaranteed Delivery (incorporated by reference to Exhibit
         (a)(5) to the Tender Offer Statement on Schedule 14D-1, filed with the
         Commission by Parent and Purchaser on January 15, 1999). *
 (a)(6)  Guidelines for Certification of Taxpayer Identification Number on
         Substitute Form W-9 (incorporated by reference to Exhibit (a)(6) to the Tender Offer Statement on Schedule 14D-1, filed with the
         Commission by Parent and Purchaser on January 15, 1999). *
 (a)(7)  Letter to Company Shareholders, dated January 15, 1999. *
 (a)(8)  Form of Summary Advertisement (incorporated by reference to
         Exhibit(a)(8) to the Tender Offer Statement on Schedule 14D-1, filed with the Commission by Parent and Purchaser on January 15, 1999).
 (a)(9)  Opinion of Trautman Kramer & Company Incorporated dated January 11,
         1999 (included as Annex B to the Company's Solicitation/Recommendation
         Statement on Schedule 14D-9) (incorporated by reference to Exhibit
         (a)(9) to the Tender Offer Statement on Schedule 14D-1, filed with the
         Commission by Parent and Purchaser on January 15, 1999). *
 (c)(1)  Agreement and Plan of Merger dated as of January 11, 1999, between
         Parent and the Company (incorporated by reference to Exhibit (c)(1) to the Tender Offer Statement on Schedule 14D-1, filed with the
         Commission by Parent and Purchaser on January 15, 1999).
 (c)(2)  Shareholder Agreement, dated January 11, 1999, by and between Parent and Robert McNulty (incorporated by reference to Exhibit (c)(2) to the
         Tender Offer Statement on Schedule 14D-1, filed with the Commission by
         Parent and Purchaser on January 15, 1999).
 (c)(3)  Shareholder Agreement, dated January 11, 1999, by and between Parent and Cyber Depot (incorporated by reference to Exhibit (c)(3) to the
         Tender Offer Statement on Schedule 14D-1, filed with the Commission by
         Parent and Purchaser on January 15, 1999).
 (c)(4)  Shareholder Agreement, dated January 11, 1999, by and between Parent and Kipling Isle (incorporated by reference to Exhibit (c)(4) to the
         Tender Offer Statement on Schedule 14D-1, filed with the Commission by
         Parent and Purchaser on January 15, 1999).
 (c)(5)  Shareholder Agreement, dated January 11, 1999, by and between Parent and Paul Hill (incorporated by reference to Exhibit (c)(5) to the
         Tender Offer Statement on Schedule 14D-1, filed with the Commission by
         Parent and Purchaser on January 15, 1999).
 (c)(6)  Shareholder Agreement, dated January 11, 1999, by and between Parent and Ed Bradley (incorporated by reference to Exhibit (c)(6) to the
         Tender Offer Statement on Schedule 14D-1, filed with the Commission by
         Parent and Purchaser on January 15, 1999).
 (c)(7)  Shareholder Agreement, dated January 11, 1999, by and between Parent and Mark Winkler (incorporated by reference to Exhibit (c)(7) to the
         Tender Offer Statement on Schedule 14D-1, filed with the Commission by
         Parent and Purchaser on January 15, 1999).

 EXHIBIT
   NO.
 -------
 (c)(8)  Shareholder Agreement, dated January 11, 1999, by and between Parent and Kristine Webster (incorporated by reference to Exhibit (c)(8) to the Tender Offer Statement on Schedule 14D-1, filed with the
         Commission by Parent and Purchaser on January 15, 1999).
 (c)(9)  Shareholder Agreement, dated January 11, 1999, by and between Parent and John Markley (incorporated by reference to Exhibit (c)(9) to the
         Tender Offer Statement on Schedule 14D-1, filed with the Commission by
         Parent and Purchaser on January 15, 1999).
 (c)(10) Shareholder Agreement, dated January 11, 1999, by and between Parent and Frank Denny (incorporated by reference to Exhibit (c)(10) to the
         Tender Offer Statement on Schedule 14D-1, filed with the Commission by
         Parent and Purchaser on January 15, 1999).
 (c)(11) Shareholder Agreement, dated January 11, 1999, by and between Parent and Pat Demicco (incorporated by reference to Exhibit (c)(11) to the
         Tender Offer Statement on Schedule 14D-1, filed with the Commission by
         Parent and Purchaser on January 15, 1999).
 (c)(12) Shareholder Agreement, dated January 11, 1999, by and between Parent and Randy Read (incorporated by reference to Exhibit (c)(12) to the
         Tender Offer Statement on Schedule 14D-1, filed with the Commission by
         Parent and Purchaser on January 15, 1999).
 (c)(13) Stock Option Agreement, dated January 11, 1999 (incorporated by reference to Exhibit (c)(14) to the Tender Offer Statement on Schedule
         14D-1, filed with the Commission by Parent and Purchaser on January
         15, 1999).

--------
*  Included in documents mailed to shareholders.